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                 SECURITIES AND EXCHANGE COMMISSION
                       450 Fifth Street, N.W.
                     Washington, D. C.   20549
                 ----------------------------------

                           FORM 10-SB/A-2
            General Form for Registration of Securities


                Pursuant to Section 12(b) or (g) of
                The Securities Exchange Act of 1934

                       ELITE LOGISTICS, INC.
       (Exact name of registrant as specific in its charter)

Idaho                              91-0843203
(State of Incorporation)           (I.R.S. Employer
                                   Identification No.)

                        1201 North Avenue H
Freeport, Texas   77541
        (Address of executive offices, including zip code.)

Registrant's telephone number:     (409) 230-0222

Copies to:                         Conrad C. Lysiak, Esq.
                                   601 West First Avenue
                                   Suite 503
                                   Spokane, Washington   99201

Securities to be registered pursuant to Section 12(b) of the Act:

                                NONE
------------------------------------------------------------------
                          (Title of Class)

Securities to be registered pursuant to Section 12(g) of the Act:

                            COMMON STOCK
-----------------------------------------------------------------
                          (Title of Class)

=====================================================================















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                               PART I

ITEM 1.   DESCRIPTION OF BUSINESS.

Glossary of Terms

Two Way Pager                 A radio frequency communications device
                              containing a transmitter and receiver
                              that is operated on a Federal
                              Communications     Commission
                              assigned frequency for pager based data
                              transmissions.  These devices are used
                              to transmit and receive small amounts of data such as small text and, e-mail messages, short news releases, as well as return phone call numbers.

Paging Device                 A one way (receiver) or two way
                              (receiver and transmitter) radio
                              frequency communications device that is
                              operated on a Federal Communications
                              Commission      assigned frequency for
                              pager based data transmissions.  These
                              devices are used to transmit and/or
                              receive small amounts of data such as
                              small text and e-mail messages, short
                              news releases, as well as return phone
                              call numbers.

P. D. A. Personal Data Assistant, an electronic personal data device designed to allow individuals to electronically maintain personal data such as schedules, notes and recently have been improved to allow the sending and receiving of data such as e-mail through the use of built in radio frequency transmitters and receivers.

Two way reflex telemetry      Similar to a two way paging device but
                              operating over a different frequency
                              authorized by the Federal Communications
                                  Commission     . These devices are
                              Personal Data Assistants that have been
                              designed with messaging capabilities.
G. P. S., Global
 Positioning System               A system designed by the U. S.
                              Government for locating assets worldwide using satellites with radio frequency transmitters that transmit specific location calculations to any G. P. S.
                              receiver, which in turn converts the
                              data into the location of the receiver.


O. E. M. Original
 Equipment Manufacturer       A company that has an authorization or
                              agreement allowing the purchase of
                              components from another company and uses those components inside of their own product for resale. Normally the

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                              provider of the component part sets
                              standards that must be adhered to by the end product manufacturer.

L. M. S. Location Management Systems are systems designed to manage location specific data either input manually or collected electronically.

P. C. S.                      Packet Cellular Services, data
                              transmissions over analog cellular
                              carrier service systems.

C. D. P. D.                   Cellular Digital Packet Data is the
                              transmission of data packages over
                              digital cellular carrier service
                              systems.

Background

         Elite Logistics Inc. (formerly Summit Silver Inc.) was incorporated under the laws of Idaho on December 26, 1968 to engage in
the business of mining.   Summit Silver, Inc. initiated its operations
as an exploration company in 1968 when it acquired Kimberly Mine in Idaho through a merger with Kimberly Gold Mines, Inc., a Washington corporation. Summit Silver, Inc. conducted sporadic exploration and development of the Kimberly Mine and, on several occasions, leased the mine to junior mining companies. No production of minerals of economic value occurred at the mine. The Kimberly Mine was the centerpiece of the activities of Summit Silver, Inc. for over thirty years. Summit Silver, Inc. also acquired a number of mining properties, each of which contained a number unpatented mining claims. The properties were located in the western United States. Exploration of the properties indicated that they were not worthy of development.

     On November 17, 1999 Summit Silver, Inc. changed its business purpose and acquired all of the issued and outstanding shares of common stock and preferred stock of Elite Logistics Services Inc., a Texas corporation. On November 5, 1999, Summit Silver, Inc. amended its articles of incorporation and changed its name to Elite Logistics, Inc.

     All reference to "the Company" refers to Elite Logistics, Inc. (formerly Summit Silver, Inc.) and its wholly owned subsidiary, Elite Logistics Services, Inc.

The Business

     The Company is engaged in the business of designing, developing, and marketing a wireless monitoring and tracking system that enables a user to monitor the exact location of the subject mobile assets at any time. The Company outsources the manufacturing of the product to third parties.

The System

     The Company's PageTrack(TM) Intelligent Vehicle Management Systems (the "System") allows the user to monitor, track, analyze, and direct the movement of, objects, including ground vehicles, marine vessels, railway equipment and valuable objects in transit. It also allows the monitoring or control of functions on a vehicle including


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locking/unlocking doors, window up/down, disabling the vehicle etc.
The vehicle can be tracked controlled via 2-way pager, PDA (e.g. Palm Pilot), the Internet, or by calling Elite's 24 hour per day call center.

     The components of the System are:

     A unit that integrates a two-way reflex telemetry unit and a Global Positioning System ("GPS") installed in the monitored vehicle.


     Web-enabled Geographic Information Systems ("GIS") technology that allows customers to access the data collected through the Company's system, including displaying the vehicle's location on a map, via the Internet.

     A Network Operations Center ("NOC") where the system servers are maintained and the network elements are monitored 24 hours per day, 7 days per week.

     A Customer Control Center ("CCC") where operators are available to assist customers 24 hours per day, 7 days per week and to provide communications services to customers that do not have Internet access.

     A Web-enabled Logistics Satellite Operating System ("LSOS")
Internet based software.

Operation of the System

     A GPS located in a vehicle transmits a signal to Elite's Server located within its Network Operations Center via Skytel's reflex telemetry network. Elite's customers can either monitor the information through their own computer systems via the Internet via a 2-way pager or PDA, or in the event the customer does not have Internet access, it may obtain the desired information directly from the Company through its 24 hour Customer Support Center.

     The System integrates proprietary technologies with technologies licensed from MapInfo, Oracle and Microsoft. The Company licenses commercially available technology whenever possible rather than acquiring internally developed systems. The System runs on a Microsoft Windows NT 4.0 Server and Oracle Database. Geographical information services and map data are maintained on MapInfo software also running on Windows NT 4.0 Server.

     The Company's web site is designed for fast downloads and compatibility with most browsers. Pages are deliberately built with minimal graphics and do not require client-side plug-ins or Java to view.

LSOS(TM) Fleet Management Software

     LSOS(TM) is a proprietary fleet management software application that provides fleet customers accurate fleet vehicle location through a detailed digitized map displayed on a personal computer connected to the Company's network operations center via the internet. LSOS(TM) operates in a Windows or browser environment on a personal computer located in the customer's office. The open client server architecture permits LSOS(TM) to operate on a variety of hardware platforms and to


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be integrated with the customer's other management information systems
(such as billing, accounting and human resources), allowing the customer to use location information to measure and improve productivity in the field.

     The Internet interface allows customers to monitor vehicle locations on a detailed map in near real-time. The Company defines "near real-time" as between 40 seconds and four minutes of the time of the actual event. LSOS(TM) updates and can display the position of all PageTrack(TM) equipped vehicles at periodic intervals determined by the customer. Customers can adjust the level of map detail through a zoom-in/zoom-out feature, allowing a customer to simultaneously view the location of all fleet vehicles or to focus on a single vehicle.

     The Company believes that software solutions that must be customized to the needs of individual fleet customers are too expensive and time-consuming to be sold effectively to any but the largest
fleets.   That is because most locations software systems on the market today are not Internet based and require the customer to purchase a software license to reside on their computers. After purchasing such software, the customer normally has to pay an additional cost for the provider to modify the purchased software to better fit the customer's requirements. By comparison, the Company's software is Internet based and runs on virtually all of the common Internet browsers. As a result, there is normally no additional software purchases required for
the use of the Company's system.   LSOS(TM) is therefore designed to
address a wide range of customer requirements. By emphasizing its off-the-shelf, user-friendly software, the Company believes it can attract a wide range of customers, many of whom would otherwise use less sophisticated communication and management systems, if any at all.

     LSOS(TM) will automatically complete selection of the most economical and available transport (one which not committed to another operation; has cargo space available; is not in maintenance; and, is within an acceptable distance from the pickup point) and select the most efficient and economical route for review by the operator. LSOS(TM) also reports a driver's completed route, speed, estimated fuel consumption, estimated time of arrival at next stop, the time of each stop and provides documentation for customers who require verification of deliveries.

     LSOS(TM) provides a two-way messaging platform allowing alphanumeric communications from the fleet operator to its drivers and numerous pre-programmed messages from the drivers to the fleet operator. Customers can send messages directly to drivers from the computer on which LSOS(TM) operates, via the Internet or from a 2-way pager or PDA. Messages can be sent to a single vehicle, several vehicles or broadcast to the entire fleet. The Company's communication network service costs are generally lower than conventional near real-time, two-way communication services, such as cellular, SMR and ESMR services.

Hardware

     The Company's PageTrack(TM) hardware integrates off the shelf GPS units (available from a variety of sources) with Motorola's CreataLink reflex telemetry unit to provide a means of determining and reporting the location and status of a vehicle or other asset at any point in time.


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Manufacturing

     Strategic relationships have been established with three out-source manufacturers. The System consisting of software and hardware components is designed, integrated and tested at the Company's facilities. The components include circuit boards, enclosures and cables. The manufacturers then assemble the components to produce the final product.

     The Manufacturers are selected based on the following criteria:

     *    Ability to deliver product to functional specification
     *    Reputation for quality
     *    Ability to meet cost objectives
     *    Financial capability
     *    Ability to respond to rapid volume increases

     The Company has written agreements with all of its manufactures and in the event one of the Company's current manufactures were to cease doing business with the Company for any reason, the other manufactures could support the increase in manufacturing to support the loss for the other manufacturer. The Company could suffer adverse effects even with this contingency.

Services

Commercial Fleet Management

     The Company offers a range of fleet management solutions, depending on the customer's budget and location and messaging needs. All of these solutions involve the installation of the PageTrack(TM)
IVS  in each vehicle.   In addition to the IVS, commercial fleet
customers may purchase LSOT software and a two-way wireless carrier service to communicate with the Page Track units. A pager messenger service is also available to be purchased by a customer.

     The Company believes that the majority of its target customers' vehicles are currently equipped with wireless communications devices that do not provide automatic location features, such as two-way radio, specialized mobile radio ("SMR"), pagers and cellular devices. The Company's products and services allow commercial fleet operators to

     * Increase drive productivity and fleet efficiency by monitoring a driver's route and assuring that drivers are not deviating from assigned jobs.
     * Improve customer service by visually validating that a vehicle is proceeding in a timely manner.
     * Limit unauthorized vehicle use by monitoring the location of a vehicle.
     * Reduce driver overtime by furnishing the most direct and efficient route to a job destination.
     * Increase security for fleet drivers, vehicles and cargo by constant monitoring vehicles.

     The Company's potential customers include metropolitan commercial fleets (such as trade service providers, delivery services, bus and taxi fleets, ambulance companies, telecommunications companies, utility companies, municipal government vehicles and law enforcement agencies) and long-haul trucking fleets.

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      The cost of each product is as follows:

          Page Track 1G                 $225.00
          Page Track 1P                 $235.00
          Page Track 2                  $630.00

     The cost of carrier services range from $1.25 per month to $35.00 per month, depending upon the number of notifications requested by the customer. In addition to the foregoing monthly fees, there is a one-time activation fee of $17.50.

     The Company currently has sold only the Page Track 2 units. The Company has approximately 1500 private customers who have purchased Page Track 2 units together with one of the monthly carrier service plans. The Company also has approximately 1000 commercial customers who have purchased Page Track 2 units with one of the monthly carrier
service plans.   89% of the Company's current revenues are attributable
to the sale of Page Track 2 units and 11% of the current revenues are attributable to carrier services. The Page Track 2 units and carrier services are used by customers to determine the location of a mobile asset, such as cars, trucks, boats and airplanes, and are also used to notify a customer if someone is tampering with the asset.

Security Services

     The Company's commercial fleet customers can establish a "zone of compliance" that activates the Company's security system when vehicles leave the zone. Customers may also attach an IVS directly to valuable cargo or to expensive equipment such as construction equipment.

     PageTrack(TM) can be integrated with a vehicle's alarm system. If the vehicle alarm is triggered, or the vehicle is moved, PageTrack(TM) automatically emits an alert, notifying the Customer and the Company's Customer Control Center of a potential vehicle theft. If the customer does not respond, the Elite Customer Control Center will telephone the customer directly. If the customer believes that the vehicle has been stolen or a driver is in danger, the Elite Customer Control Center will assist the customer, and local law enforcement in the recovery or assistance as needed. Our Customer Control Center is staffed twenty-four hours a day, seven days a week with Company employees who can track the location of the vehicle and, at the direction of the customer, can contact local law enforcement authorities and provide them with the location of the potentially stolen vehicle in near real-time.

     The System when installed in conjunction with third party hardware connected to the ignition system can also immobilize the vehicle and/or lock the doors to facilitate recovery by law enforcement (or a lien holder).

     The Company's ability to offer automated, reliable and near real-time vehicle tracking at the time of theft differentiates its stolen vehicle recovery assistance service from other available services. Other vehicle recovery services, such as LoJack require a subscriber to first realize, and then report, a vehicle stolen in order to begin the tracking process.

Information Services/Roadside Assistance

     Customers can have a alert notification button installed with the PageTrack(TM) unit that when activated will notify the Company's Customer Control Center under the Company's Roadside Assistance Program, through which the Company will have a tow truck sent to the caller's location. Under its Automated Roadside Assistance Program, offered to its customers at a higher monthly fee, the Company can direct a tow truck or other selected services directly to a subscribing customer's location when the customer presses a roadside assistance button installed in his or her vehicle.

     Industry sources estimate that 25% of roadside assistance calls are for keys locked in the vehicle. PageTrack(TM) can remotely lock/unlock the doors of the vehicle by the customer calling the Customer Control Center or the customer can unlock the doors by using their two way pager, Palm VII or Internet capable cellular phone. In other situations Customers can use PageTrack(TM) to initiate a vehicle location or immobilize the vehicle in an emergency.

     PageTrack(TM) also has the ability to provide both consumer and commercial customers a "mobile yellow pages" that provides the customer the location of nearby prominent businesses or landmarks. The customer can call and obtain information such as the location of the nearest fast food restaurant, automatic teller machine, gas station, hospital, police station, or interstate on-ramp.

     The Company's proprietary Internet monitoring service also allows its subscribers to locate their vehicle(s) in near real-time and report its location for compliance, security and convenience purposes. Alternatively, the subscriber could call the Elite Customer Control Center, provide the operator with a proper User ID and Password for the vehicle to be located and within seconds receive an automated voice response or live operator indicating the location of the vehicle at that time.

Marketing

     The Company currently markets the System to:

     *    Shipping and delivery companies
     *    Other Fleet Operators
     *    Rental car companies
     *    Railroad and transportation companies
     * Private motor vehicle owners (via dealers and other indirect channels)

      The Company's marketing plan calls for the development of brand recognition. The Company has retained the public relations firm of Vollmer Communications to develop such a program. As of the date hereof, the Company's plan has not been implemented. There is no assurance that the plan will be implemented or that the plan as implemented will be successful. The Company anticipates spending approximately 7.5% to 10% of its revenue on its marketing program.

      A variety of target marketing communications techniques will be employed to achieve this such as public relations programs, advertising and industry and consumer promotions.



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       The Company intends to distribute its products to consumers and commercial users through the following:

          *    Dealers selling directly to consumers.
          * Value added resellers who will sell the Company's products in conjunction with non-Company products and services marketed by the reseller.
          * Wholesale distributors who will market Company products to dealers and value added resellers.
          * Original equipment manufacturers who would incorporate the Company's products into their products, such as an automobile manufacturer.

     The Company will similarly establish an installation, service and support channel by establishing authorization criteria, standards of service, quality monitoring and training to ensure customer satisfaction.

Patents and Trademarks

     Both the Logistics Satellite Operating System software and the PageTrack units are patent pending at this time.

     The Company owns or has reserved the following URLs www.elitelog.com, www.elitelogistics.com, www.pagetrak.com. The
Company intends to pursue ownership of the URL for www.pagetrack.com

Competition

          The main components of the Company's system are:

1. A unit that is installed in the monitored vehicle that utilizes patent-pending proprietary technology that integrates a two-way paging unit and a GPS (Global Positioning System) unit (which uses data received from satellite to determine locations).

2. Geographic Information Systems (GIS) technology which is software that allows customers to access the data collected by our system and display the vehicle's location on a map, which is viewable via the Internet.

3. A Network Operations Center (NOC) where our computers are maintained and the network elements (vehicles equipped with our PageTrack unit, our Internet based systems and the telecommunications network) are monitored 24 hours per day, 7 days per week.

4. A Customer Control Center where operators are available to assist customers 24 hours per day, 7 days per week to provide communications services to customers that do not have Internet access.

     The Company's system comprises a combination of proprietary technologies and off-the-shelf technologies licensed on standard terms from such industry leaders as MapInfo, Oracle and Microsoft

     The Company's web site is designed for fast downloads and compatibility with most browsers.



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     The Company's competitors utilize various communication
technologies including:

     1. Cellular telephone networks (mostly used for wireless voice telephone communications, but can also be used for data)

     2. RF (Radio Frequency) communication such as that commonly used for fleet services such as Police, Taxi and Commercial Services

     3. Paging networks (normally used for broadcasting of alpha-numeric data to personal Paging units)

     4. Satellite communication (Radio Frequency transmission which utilizes satellite as a repeater to retransmit a signal to another location)

     Some of the Company's competitors combine the above communications networks with GPS location capabilities to communicate the position of a vehicle to a control center, from which it is relayed to the customer. Very few to date have utilized the Internet as a means of conveying location and other data to their customers. A summary of the Company's major competitors' systems are as follows:

Commercial Vehicle Market

     HighwayMaster - Utilize cellular telephone systems and GPS to transmit location information to a Dispatcher.

     Geotek Communications, Inc. - Utilize RF communications and GPS to determine location and transmit messages to and from vehicles to a Dispatcher.

     Orbcomm and Qualcomm - Utilize Satellite-based communication and GPS to determine location and transmit messages to and from vehicles to a Dispatcher.

     ARDIS and RAM Utilize Pager communication and GPS to determine location and transmit data from a vehicle to a Dispatcher.

     Pinpoint, METS, INC., MobileVision, and ComTrak - Utilize cellular telephone systems and GPS to determine location and transmit data to a Dispatcher.

Consumer Vehicle Market

     The Company believes that its principal competitor in the consumer vehicle market is LoJack(R) - The LoJack(R) - system is based on a VHF transponder (essentially a homing device) with a limited range. The LoJack(R) - vehicle recovery system requires a customer to report a stolen vehicle to LoJack(R) - in order to initiate the location process. Once a stolen vehicle report is received, LoJack(R) - personnel activate the transponder unit located in the stolen vehicle by transmitting a signal across the area in which the vehicle was stolen. Police equipped with LoJack(R) equipment track the signal from the stolen vehicle by the strength of the signal. The LoJack(R) - system is not an automatic, real-time, screen-based tracking system, and it does not provide the service features of the Company's PageTrack stolen vehicle recovery and roadside assistance products.

     Several companies have begun to link GPS location technology with cellular communications to create emergency location systems for consumer vehicles. Carcop(R), Onstar(TM)and Lincoln Rescu(TM) all rely on this technology to provide emergency roadside assistance and/or stolen car recovery.

     Centraxx are still developing a system that will track, locate or monitor vehicles, cargo, and equipment. The system requires a dedicated infrastructure and will therefore be available initially in very few markets.

     A number of products are currently sold for vehicle theft deterrence. Consumer products range from The Club(r) to automatic alarm systems. While such systems do not provide the location information or range of services of the Company's products, they are often available at a significantly lower cost.

     The advantages of the Company's products and services relative to its competition are:

     1. The Company's products automatically report when the vehicle alarm is activated and furnish information regarding the condition of the vehicle.

     2. The Company's products furnish wireless notification to personal devises such as pagers and cellular phones.

     3. The cost of the Company's services are approximately 50% less than competing carrier services.

     Cellular and PCS communications systems can cover larger geographical areas and accordingly are able to cover remote areas that cannot be covered by current Reflex networks. As such they are better suited for long-haul vehicles traveling in remote areas.

Governmental Regulation

     The Company is not aware of any governmental regulations that effect the manufacture, development or sale of the System.

Company's Office

          The Company's offices are located at 1201 North Avenue H, Freeport, Texas 99202.

Employees

     The Company has 15 full-time employees and one part-time employee. The Company's Officers provide their services on a full-time basis.
See "Management."

Risk Factors

     1. Limited Operating History and Revenues and Development Stage Operation. Although the Company began operations in August 1997, The Company is recently formed and is subject to all the risks inherent in the creation of a new business. Since the Company is a new venture, it has no record of operations and there is nothing at this time upon which to base an assumption that the Company's plans will ultimately prove successful. The Company's Independent Certified Public Accountant's report on the Company's December 31, 1999 financial statements contained an explanatory paragraph which expressed substantial doubt about the Company's ability to continue as a going concern due to the Company's loss from operations and lack of revenue.

     2. Lack of Market Research. The Company has neither conducted nor has the Company engaged other entities to conduct market research such that management has assurance market demand exists for the business contemplated by the Company. See "Business."

     3. Year 2000. The Company is aware of the issues associated with the programming code in existing computer systems as the millennium (year 2000) approaches. The "year 2000" problem is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two digit year value to 00. The issue is whether computer systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. Since the Company has not acquired additional hardware or software technology in support of its services at present, the year 2000 problem is not anticipated to have a significant impact on the Company's operations. However, it may have a significant impact on key suppliers and customers with whom the Company may conduct business in the future.

     4. Possible Inability to Service Customers. The Company may be unable to deliver its products to the market and provide a high level of technical, installation, Internet and call center support. Failure to complement its product with a high level of installation and post-sales service could have a material detrimental impact on the Company.

     5. Possible Inability to Establish Distribution Channels. The Company has a fledgling dealer distribution channel. There can be no assurance that the Company will be successful in building such a dealer network in the future. The failure to establish a dealer distribution channel could adversely impact on the results of our operations.

     6. Dependence on Manufacturers. The Company relies on the efforts and skills of the manufacturers of its products in significant volume. The absence of qualified manufacturers could adversely affect the Company's operations.

     7. Dependence on Key Suppliers. The Company relies on the products and services of a small number of key suppliers. In particular the Company relies upon Motorola for the supply of key components and SkyTel for the provision of a reliable two-way reflex telemetry network. The failure of these key suppliers to deliver reliable and competitively priced products or services could adversely affect the Company's operations.

     8. Limited Coverage Area. The Company's System currently only communicates via the SkyTel reflex telemetry network. Presently this network covers most major metropolitan areas and several rural areas of the United States. Coverage is not complete however. There can be no assurance that SkyTel will expand their coverage areas. Furthermore there can be no assurance that the Company will be able to successfully adapt its product to work with other networks or that other network providers will be willing to provide service to the Company.

     9. GPS Antenna Obstruction. Position information depends on the ability of the GPS antenna to receive signals from multiple GPS satellites. Certain materials including concrete, metals and other dense substances can obstruct these signals. The accuracy of the System can diminish if the antenna is unable to pick up signals from three or more satellites. Furthermore criminals may be able to defeat the vehicle recovery system if they were to become aware that a stolen vehicle was equipped with the System.

     10. Reliance on Key Distributors. The Company currently has only two distributors for its System. The loss of either distributor would likely have a material adverse effect on our business, financial condition and results of operations.

     11. Rapid Technological Change. Significant technological changes could render the Company's existing technology obsolete. If the Company does not respond to new technological developments, its financial condition and results of operations will be materially adversely affected.

     12. The System May Contain Technological or Manufacturing Flaws. The Company's System may contain undetected errors or failures as new versions are released. Despite testing, there may still be errors in new products, even after commencement of commercial shipments. The occurrence of these errors could result in delays in or failure to achieve market acceptance of the System, which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, such flaw could give rise to substantial product liability claims, which also could have a material adverse effect the Company's business, financial condition and results of operations.

     13. Possible litigation To Protect Intellectual Property Rights. Litigation may be necessary in order to enforce the Company's patents, copyrights or other intellectual property rights, to protect the Company's trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. This type of litigation could result in the expenditure of significant financial and managerial resources and could result in injunctions preventing the Company from distributing certain products. Such claims could materially adversely affect the Company's business, financial condition and results of operations.

     14.  Failure To Protect Intellectual Property Rights May Impair
the Competitive Position.   The Company will seek to protect its
intellectual property rights through patents, copyrights, trade secrets and other measures, however the Company cannot be certain that:

     *    It will be able to protect our technology adequately;
     * Any issued patents will not be successfully challenged by one or more third parties, which could result in the loss of the right to prevent others from exploiting the technology claimed in the patent or inventions claimed in any other issued patents;
     * Competitors will not be able to develop similar technology independently;
     * Intellectual property laws will protect the Company's intellectual property rights; and
     * Third parties will not assert that the Company's products infringe upon their patents, copyrights or trade secrets.

If the Company is unsuccessful in protecting its intellectual property, there could be a material adverse effect on the Company's business, financial condition and results of operations.

     15. Securities are Subject to Penny Stock Rules. The Company's shares are "penny stocks" consequently they are subject to Securities and Exchange Commission regulations which impose sales practice requirements upon brokers and dealers to make risk disclosures to customers before effecting any transactions therein.

     16. Lack of Key Personnel Insurance. The Company has not obtained key personnel life insurance on the lives of any of the officers or directors of the Company. The death or unavailability of one or all of the officers or directors of the Company could have a material adverse impact on the operation of the Company. See "Management."

     17. No Insurance Coverage. The Company, like other companies in its industry, is finding it difficult to obtain adequate insurance coverage against possible liabilities that may be incurred in conducting its business activities. At present, the Company has secured general liability insurance. The Company has potential liability from its general business activities, and accordingly, it could be rendered insolvent by a serious error or omission

     18. Uninsured Risks. The Company may not be insured against all losses or liabilities that may arise from operations, either because such insurance is unavailable or because the Company has elected not to purchase such insurance due to high premium costs or other reasons.

     19. Need for Subsequent Funding. The Company believes it will need to raise approximately $10m additional funds in order to achieve profitable operations and provide the working capital to support its growth. The Company's continued operations therefore will depend upon the availability of cash flow, if any, from its operations or its ability to raise additional funds through bank borrowings or equity or debt financing. There is no assurance that the Company will be able to obtain additional funding when needed, or that such funding, if available, can be obtained on terms acceptable to the Company. If the Company cannot obtain needed funds, it may be forced to curtail or cease its activities. See "Business."

     20. Need for Additional Key Personnel. The success of the Company's proposed business will depend, in part, upon the ability to attract and retain qualified employees. The Company believes that it will be able to attract competent employees, but no assurance can be given that the Company will be successful in this regard. If the Company is unable to engage and retain the necessary personnel, its business would be materially and adversely affected. See "Business."

     21. Issuance of Additional Shares. As of January 31, 2000, approximately 38,232,120 shares of Common Stock or 76.74% of the 50,000,000 authorized shares of Common Stock of the Company remain unissued. The Board of Directors has the power to issue such shares, subject to shareholder approval, in some instances. Although the Company presently has no commitments, contracts or intentions to issue any additional shares to other persons, the Company may in the future attempt to issue shares to acquire products, equipment or properties, or for other corporate purposes. See "Description of Securities - Shares Eligible for Future Sale."

     22. Non-Arms' Length Transaction. The number of shares of Common Stock issued to a number of present shareholders of the Company for property and services was arbitrarily determined and may not be considered the product of arm's length transactions. See "Principal Shareholders."

     23. Indemnification of Officers and Directors for Securities Liabilities. The Articles of Incorporation of the Company provide that the Company may indemnify any Director, Officer, agent and/or employee as to those liabilities and on those terms and conditions as are specified in the Idaho Business Corporation Act. Further, the Company may purchase and maintain insurance on behalf of any such persons whether or not the corporation would have the power to indemnify such person against the liability insured against. The foregoing could result in substantial expenditures by the Company and prevent any recovery from such Officers, Directors, agents and employees for losses incurred by the Company as a result of their actions. Further, the Company has been advised that in the opinion of the Securities and Exchange Commission, indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

     24. Competition. Competition in the vehicle location market is intense and it can be expected to intensify as new competitors enter the market. There are possibly other competitors who are developing products of which we the Company is unaware. There are competitors that have substantially greater financial, technical and marketing resources than the Company. There can be no assurance that the Company will be able to compete effectively or successfully implement its business plan.

     25. Limited Public Market for Securities. At present, a limited public market exists for the Company's securities and there is no assurance that the trading market will continue in the future, or if it does continue that it will be sustained. A shareholder of the Company's securities may, therefore, be unable to resell the securities should he/she desire to do so. Furthermore, it is unlikely that a lending institution will accept the Company's securities as pledged collateral for loans unless a regular trading market develops.

     26. Cumulative Voting, Preemptive Rights and Control. There are no preemptive rights in connection with the Company's Common Stock. Cumulative voting in the election of Directors is not provided for. Accordingly, the holders of a majority of the shares of Common Stock, present in person or by proxy, will be able to elect all of the Company's Board of Directors.

     27. No Dividends Anticipated. At the present time the Company does not anticipate paying dividends, cash or otherwise, on its Common Stock in the foreseeable future. Future dividends will depend on earnings, if any, of the Company, its financial requirements and other factors. Investors who anticipate the need of an immediate income from their investment in the Company's Common Stock should refrain from the purchasing the Company's securities. See "Dividend Policy."


ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

Overview

     Elite Logistics Services, Inc.,     ("Elite")      a corporation
organized under the laws of the State of Texas was acquired on November
17th, 1999, by the Company.  For accounting purposes,     Elite     ,
which became a wholly owned subsidiary of the Company, is deemed to be the acquirer under a reverse takeover transaction; accordingly, all figures including comparatives are those of the legal subsidiary.

      The Company's auditors have issued a going concern opinion. This
means that the Company's auditors believe there is     substantial
doubt that the Company can continue as an on-going business for the next twelve months unless the Company obtains additional capital to pay its bills. In order to meet its needs, the Company will have to raise cash from sources other than the sale of its products and services. To do so, the Company has been raising cash through the private placement of its securities and intends to continue to do so until such time as it will generate sufficient revenues to maintain itself as a viable entity. There is no assurance, however, that the Company will be able to raise the additional funds its needs to continue in business. If the Company is unable to raise additional funds until it becomes a viable entity, it will have to cease operations.

         Elite      designs, develops, and produces a wireless
monitoring and tracking system that integrates two-way paging and Global Positioning Systems (GPS) technology, with an Internet-enabled Geographic Information System to allow online remote tracking and control of vehicles. The Intelligent Vehicle Systems (IVS) can monitor, track, analyze, and control the movement of virtually any object, including ground vehicles, marine vessels, railway equipment and valuable objects that are in transit.

     From inception in November 1997 through late 1999,     Elite
devoted substantially all of its efforts to product development, and
raising capital.  In late 1999,     Elite      began to place greater
emphasis on securing funding for our official launch and developing the
sales and marketing plans for our technology.     Elite      also
decided that it needed the credibility and access to capital of a public company structure and decided to seek a public listing via a
reverse merger.     Elite      entered into a one-year consulting
agreement with the Forte Group of Houston, Texas to provide strategic
management consulting services that would assist     Elite      in all
these endeavors. Forte consultants have played an active role in the management of the Company and will continue to do so pending the expansion of the Company's management team.

         Elite      first generated product revenues in the third
quarter of 1999 through the sale of its PageTrack(TM) hardware products and the resale of SkyTel network services. Feedback from early adopters of the technology revealed some minor flaws in the technology that needed to be addressed prior to a mass-market roll-out. Product design enhancements were completed by the end of 1999. The Company is now ready to commence volume production and sales of the PageTrack2(TM) unit (PT2). Orders on hand exceed the first six months forecasts and the Company's is confident of exceeding its first year target of approximately 20,000 PT2 sales.

     The Company is now investing significant resources to increase its distribution reach by building a multi-faceted sales channel that includes OEMs, Distributors, Dealers and Manufacturers Agents. The Company is currently also in discussions with Motorola for the potential distribution of the product within the Latin American and Caribbean region.

     To date, the Company has derived its revenues principally from the sale of hardware products and the resale of SkyTel network service fees within the United States. The Company recognizes hardware revenues upon delivery of the product and also recognizes network fees ratably over the length of the service contract.

     The Company expenses all research and development as incurred. Development costs incurred in the period from achievement of technological feasibility, which the Company defines as the establishment of a working model, until the general availability of this software to customers, have been short, and therefore software development costs qualifying for capitalization have been insignificant. Accordingly, the Company has not capitalized any software development costs to date.

     The Company has a limited operating history upon which investors may evaluate its business and prospects. Since inception the Company
has incurred significant losses, and as of     February 29, 2000 it had
an accumulated deficit of $812,548. The Company terminated its subchapter S status on September 1, 1999, and the accumulated loss through August 31, 1999, in the amount of $706,208 (generated when the Company was a subchapter S corporation) was reclassified to additional paid in capital for financial reporting purposes leaving an accumulated deficit of $812,548 at February 29, 2000.


     The Company's revenues may not increase or even continue at its current levels or the Company may not achieve or maintain profitability or generate cash from operations in future periods. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets such as the intelligent vehicle management systems market. The Company may not be successful in addressing these risks and its failure to do so would harm its business.

Results of Operations

     For Nine Months Ended February 29, 2000

         Revenues for the nine month period ended February 29, 2000 were $276,155, an increase of 1,859% over revenues for the nine months ended February 28, 1999 or $14,094. Revenues for 2000 primarily comprised sales of the Company's PageTrack products to distributors and the resale of SkyTel paging services. Revenues in 1999 consisted of consulting fees and miscellaneous third party hardware sales.

     Cost of revenues for the nine month period ended February 29, 2000 were $371,244 an increase of 16,392% over cost of revenues for the nine months ended February 28, 1999 of $2,251. Cost of revenues for the nine months ended February 29, 2000 included the manufactured cost of our PageTrack products, network services provided by SkyTel and the costs of running our 24-hour network operations center. Cost of revenues in 1999 consisted of third party hardware.

     The Company incurred a gross loss of $104,089 for the nine months ended February 29, 2000 compared to a gross profit of $11,843 for the nine months ended February 28, 1999. The gross loss was primarily attributed to the revenues not reaching a critical mass sufficient to cover the costs of operating the network operation center.

Operating Expenses

     Professional Services. Professional expenses for the nine months ended February 29, 2000 were $254,884 an increase of 36,733% over professional expenses for the comparative nine months ended February 28, 1999 of $692. Professional expenses for the nine months ended February 29, 2000 includes an amount of $229,955 as compensation for management services provided to the Company by Forte Group LLC. The amount recorded as an expense is based on the estimated fair value of the warrants based on the Black-Scholes option pricing model. The balance of the expense for the nine months ended February 29, 2000 comprises accounting and legal fees incurred in the ordinary course of business.

     Marketing. Marketing expenses consist primarily of compensation for our marketing and business development personnel, advertising, trade show and other promotional costs, design and creation expenses for marketing literature and our website. The Company does not make an allocation of our occupancy costs and other overhead.

     Marketing expenses increased 73% to $122,618 for the nine months ended February 29, 2000 from $70,971 for the nine months ended February 28, 1999. This increase was primarily due to increases in the number of marketing personnel, and advertising and promotional programs. The Company expects that sales and marketing expenses will increase both in absolute dollars and as a percentage of total net revenues in future periods due to expanded efforts to market and promote its products and services both domestically and internationally.

     Selling and Administrative. Selling and administrative expenses consist primarily of compensation for personnel and payments to outside contractors for general corporate functions, including finance, information systems, human resources, facilities, legal and general management, bad debt expense and an allocation of the Company's occupancy costs and other overhead. Selling and administrative expenses increased 660% to $342,910 for the nine months ended February 29, 2000 from $45,128 in the nine months ended February 28, 1999. This increase was primarily due to increases in the number of personnel and outside contractors needed to support the growth of the Company's business. The Company expects that selling and administrative expenses will increase in absolute dollars as it hires additional personnel and incur additional expenses relating to the anticipated growth of its business, such as costs associated with increased infrastructure and its public company status.

     Research and Development. Research and development expenses consist primarily of compensation for the Company's research and development personnel, network operations and, to a lesser extent, depreciation on equipment used for research and development. The Company does not make an allocation of its occupancy costs and other overhead. Research and development expenses increased 56% to $147,564 for the nine months ended February 29, 2000 from $94,471 in the nine months ended February 28, 1999. This increase was primarily due to increases in the number of personnel needed to develop new products and services and build the Company's external network and computer data center infrastructure. The Company expects that research and development expenses will increase in absolute dollars in future periods due to expanded investments in the development of enhanced and new products and online services.

     Included in other income for the period ending February 28, 1999 is $100,000 received for the sale of a distributorship. In February 1999, the Company executed an exclusive agreement with a distributor to sell the Company's products within a limited market area.

     Interest expense. Net interest expense consists of expenses related to the Company's financing obligations, which include borrowings under equipment loans, and short-term bank loans and capital lease obligations. Interest expense increased to $5,406 for the nine months ended February 29, 2000 from $0 in the nine months ended February 28, 1999. This increase was primarily due to interest paid on the bank lines of credit.

Results of Operations

     For Period Ended March 31, 1999

       Revenues for the period ending May 31, 1999 and the years ending December 31, 1998 and 1997 were $23,500, $6,269, and $1,000, respectively. Revenues for the period ending May 31, 1999 included sales of the Company's PageTrack products to distributors and the resale of SkyTel paging services as well as consulting fees and miscellaneous third party hardware sales. Revenues consisted of consulting fees and miscellaneous third party hardware sales for 1998 and 1997 as the Company's product was not yet fully developed.

     Cost of revenues for the period ending May 31, 1999 and the years ending December 31, 1998 and 1997 were $19,519, $1,945, and $244, respectively. Cost of revenues primarily consisted of third party hardware.

     Marketing expenses for the period ending May 31, 1999 and the years ending December 31, 1998 and 1997 were $38,047, $54,213, and $22,478, respectively. Marketing expenses consist primarily of compensation for the Company's marketing and business development
personnel.   The increase in marketing expenses was primarily due to
increases in the number of marketing personnel.

     Administrative expenses for the period ending May 31, 1999 and the years ending December 31, 1998 and 1997 were $58,945, $77,699 and $188,348, respectively. Administrative expenses consist primarily of compensation for personnel and payments to outside contractors for general corporate functions, including finance, information systems, human resources, facilities, legal and general management. These expenses have remained fairly consistent during the period ending May 31, 1999 in comparison to the year ending December 31, 1998. Administrative expenses for the year ending December 31, 1997 include $115,649 in kind contributions from stockholders when the Company was formed.

     Research and development expenses for the period ending May 31, 1999 and the years ending December 31, 1998 and 1997 were $70,133, $94,474 and $47,370, respectively. Research and development expenses primarily consist of compensation for the Company's research and development personnel, network operations, and depreciation on equipment used for research and development. These expenses have remained fairly consistent during the period ending May 31, 1999 in comparison to the year ending December 31, 1998. Research and development expenses increased 99% from the year ending December 31, 1997 to December 31, 1998 due to an increase in the number of personnel needed to develop new products and services and to build the Company's external network and computer data center infrastructure.

     Included in other income for the year ending May 31, 1999 is $100,000 received for the sale of a distributorship. In February 1999, the Company executed an exclusive agreement with a distributor to sell the Company's products within a limited market area.

Liquidity and Capital Resources

     Since inception, the Company has financed its operations primarily through the sale of its of common stock by way of private placement, loans from shareholders, equipment financing, lines of credit, short-term loans and through deferred employee compensation. $244,500 of this deferred salary obligation has been converted to redeemable preferred stock.

     In September and October of 1999,     Elite      raised $400,000
through the private placement of 320,000 shares at $1.25.  On November
17th, 1999     Elite      agreed to be acquired in a stock-for-stock
transaction pursuant to an Acquisition Agreement with the Company.
Elite      entered into this transaction to facilitate the raising of
additional capital through the Company to fund the     Elite
business plan.

         Between January and March 2000, the Company sold 681,751 shares of its restricted common stock at a price of $2.00 per share.
     The Company relied upon the exemption from registration contained in Section 4(6) of the Securities Act of 1933 (the "Act").

         The Company is currently seeking to raise $1,375,000 from the issuance of 500,000 shares of restricted common stock at a price of $2.75 per share. As at June 30, 2000, the Company had yet to complete the private placement of 500,000 shares at $2.75 per share to partially
fund its business plan.      The Company has received oral commitments
for the full amount being sought, however a sudden negative disruption to the equity markets could cause potential subscribers to change their minds and not subscribe for stock.

     The Company intends to seek a further $10,000,000 from a secondary offering this year of which an estimated $2,500,000 is required to fund its business plan. Until such time as the Company has successfully completed such funding arrangements, it remains at risk of a sudden negative disruption to the equity markets preventing such underwriting from proceeding.

     The Company believes that the net proceeds from its private placement currently underway will need to be augmented during the balance of the current fiscal year by a line of credit and/or further equity raising of $2,500,000 to fund the current business plan. The Company intends to build a nationwide PageTrack distribution network of dealers and distributors. The plan requires hiring additional personnel for sales, marketing, customer support and technical support. The cost of implementing the plan is $1,700,000. There is no assurance that the Company will be able to raise the additional capital needed to fund the plan and if the Company is unable to do so, the plan will not be implemented. Thereafter, the Company expects that it will be able to fund operations out of operating cash flow. The sale of additional equity or convertible debt securities could result in additional dilution to our stockholders. There can be no assurance that the Company will be successful in obtaining any such funds on terms acceptable to it, if at all.

     In the event that the Company is unable to secure such additional funding, management believes that the Company could re-orient its business plan to a slower growth scenario that would enable the Company to survive and grow at a slower pace. However failure to capitalize on current market opportunities could allow competitors to overtake the Company and significantly impair the long term growth and value of the Company.

     At     February 29, 1999 the Company had no borrowings.  The
Company is currently seeking a bank revolving line of credit for up to $0.5 million to fund working capital requirements. The Company is also seeking an underwriter for an offering to raise up to $10,000,000. The Company intends to use the $10,000,000 to repay any borrowings including the redeemable preference shares in the amount of $244,500, hire additional employees, development of new products, development of eCommerce capabilities, marketing, expansion of Company facilities, initiating remote sales and support centers, and for working capital.


     The Company also has some lease financing agreements that amount to less than $11,000. The Company has no material commitments for capital expenditures, but anticipates an increase in the rate of capital expenditures consistent with its anticipated growth in operations, infrastructure and personnel. The Company anticipates that it will continue to add computer hardware resources, and expand its primary office facility during the next twelve months. The Company may also use cash to acquire or license technology, products or businesses related to its current business. In addition, the Company anticipates that it will continue to experience significant growth in its operating expenses for the foreseeable future and that its operating expenses will be a material use of its cash resources.

     There is no assurance that the Company will be able to obtain adequate borrowings and equity financing for a subsequent offering financing in order to proceed with its current business plan. If the borrowings or equity financing are not obtained, the Company may have to curtail its plan of operations or cease operations entirely.

    Cash Flow for Nine Months Ending February 29, 2000

     Net cash used in operating activities was $824,933 for the nine months to February 29, 2000. Net cash used for operating activities was primarily the result of net losses before non-cash charges ($19,263), which include equity instrument compensation expense of $244,500, and deferred salaries ($39,534). The net cash used for operating activities also includes increases in accounts receivable ($14,496) and inventory ($310,300) offset by increases in accounts payable ($78,905) and accrued expenses ($42,762).

     Net cash used in investing activities of $50,188 comprised patent application costs and fixed asset purchases.

     Net cash provided by financing activities was $1,292,743 and principally consisted of proceeds from the sale of stock of $1,316,743 which were offset by shareholder notes repayment of $30,000 offset by further advances from shareholders of $24,000. Proceeds from a line of credit of $226,000, were offset by line of credit repayments of the same amount.

Market Risk Disclosure

     As at     June 30, 2000,  the Company had yet to complete the
private placement of 500,000      shares at $2.75 per share to
partially fund its business plan. The Company has received oral commitments for the full amount being sought, however a sudden negative disruption to the equity markets could cause potential subscribers to change their minds and not subscribe for stock.

     As previously discussed, the Company intends to seek a further $10,000,000 from a secondary offering this year of which an estimated $2,500,000 is required to fund its business plan. Until such time as the Company has successfully completed such funding arrangements, it remains at risk of a sudden negative disruption to the equity markets preventing such underwriting from proceeding.


ITEM 3.   DESCRIPTION OF PROPERTIES.

     The Company leases 2,518 sq feet of space at $3,900.00 per month with utilities paid and offices furnished on a lease that expires
December 31, 2001.

     The Company's offices are currently adequate and suitable for its operations. The Company may relocate its offices upon generating revenues from operations, however, there is currently no plan to do so and the Company has not entered into any negotiations with anyone to relocate its offices.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth the Common Stock ownership as of June 12, 2000 of each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, each director individually and all officers and directors of the Company as a group. Each person has sole voting and investment power with respect to the shares of Common Stock shown, unless otherwise noted, and all ownership is of record and beneficial.

Name and
address          Number of                                        Percentage of
of owner         Shares      Position                             Shares Owned

Joseph D. Smith  1,104,400   President, Chief Executive           9.50%
                             Officer and a member of the
                             Board of Directors
Richard L.
 Hansen            502,000   Chief Operating Officer and a        4.32%
                             member of the Board of Directors

Thien K. Nguyen  1,104,400   Vice President and a member          9.50%
                             of the Board of Directors

Hanh H. Nguyen   3,112,400   Member of the Board of Directors    26.77%

John P. Ryan       214,167   Secretary and member of the          1.84%
                             Board of Directors

Russell A.
 Naisbitt                0   Treasurer, Chief Financial           0.00%
                             Officer and a member of the
                             Board of Directors

Diana M. Smith   4,016,000   Member of the Board of Directors    34.54%
                             the Board of Directors

All officers    10,053,367                                       86.47%
and directors as a
group (7 persons)

ITEM 5.   DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
          PERSONS.

     The officers and directors of the Company are as follows:

Name                     Age  Position with Company

Joseph D. Smith          55   President, Chief Executive Officer and a
                              member of the Board of Directors

Richard L. Hansen        56   Chief Operating Officer and a member of
                              the Board of Directors

Thien K. Nguyen          37   Vice President and a member of the Board
                              of Directors

Hanh H. Nguyen           36   Member of the Board of Directors

John P. Ryan             37   Secretary and a member of the Board of
                              Directors

Russell A. Naisbitt      38   Treasurer, Chief Financial Officer and a
                              member of the Board of Directors

Diana M. Smith           47   Member of the Board of Directors

     All directors hold office until the next annual meeting of shareholders and until their successors have been elected and qualified. The Company's officers are elected by the Board of Directors after each annual meeting of the Company's shareholders and hold office until their death, or until they resign or have been removed from office.

Officers and Directors Biographical Descriptions:

Joseph D. Smith - President, Chief Executive Officer and a member of the Board of Directors.

     Since November 1999, Mr. Smith has been President, Chief Executive Officer and a member of the Board of Directors. From August 1997 to November 1999, Mr. Smith was President of Elite Logistics Services, Inc., the Company's wholly owned subsidiary corporation. From 1996 to August 1997, Mr. Smith was Director of Logistics for Baker Energy located in Houston, Texas. Baker Energy is in the business of oil and gas logistics. Mr. Smith was responsible for all logistics planning, logistics software development, budgeting and company development. From March 1988 to January 1999, Mr. Smith was a part owner and Chief Technical Officer of Southern Instrument Company located in Freeport, Texas. Southern Instrument Company was engaged in the business of selling science and laboratory equipment. From October 1995 to May 1996 Mr. Smith was an independent logistics consultant.
Mr. Smith is the husband of Diana Smith, the Company's Comptroller and member of the Board of Directors.

Richard L. Hansen - Chief Operating Officer and a member of the Board of Directors.

     Since November 1999, Mr. Hansen has been Chief Operating Officer and a member of the Board of Directors of the Company. Mr. Hansen duties include the daily operations of the Company ensuring customer support, investors relations, marketing and all operations in the absence of the President. From 1995 to 1998, Mr. Hansen was the corporate logistics manager and new business manager for Call Henry, Inc., Cocoa, Florida. Call Henry, Inc. was engaged in the business of distributing logistics software. Mr. Hansen was responsible for new business contacts, including marketing, proposal development and integration, and logistic policies.

Thien K. Nguyen - Vice President and a member of the Board of
Directors.

     Since November 1999, Mr. Nguyen has been Vice President and a member of the Board of Directors. From August 1997 to November 1999 Mr. Nguyen was Senior Vice President and a member of the Board of Directors of Elite Logistics Services, Inc., the Company's wholly owned subsidiary corporation. From August 1996 to August 1997, Mr. Nguyen was unemployed. From February 1993 to August 1996, Mr. Nguyen was Vice President of Operations for Tree Fresh of Texas, Inc. Tree Fresh of Texas, Inc. is located in Houston,, Texas and is engage in the business of produced and distributed fruit juices to hotels. Mr. Nguyen is the husband of Hanh Hoang Nguyen, the Company's Vice President of Research and Development and a member of the Board of Directors.

Hanh H. Nguyen - Member of the Board of Directors.

     Since November 1999, Ms. Nguyen has been a member of the Board of Directors, with her husband Thien Nguyen. Since November 1997, Ms. Nguyen has been a director of Elite Logistics Services, Inc., the Company's wholly owned subsidiary corporation. Since 1989, Ms. Nguyen has been Senior Lead Engineer for Dow Chemical Company. Ms. Nguyen continues to be employed by Dow Chemical Company.

John P. Ryan - Secretary and a member of the Board of Directors.

     From April 1998 to November 1999, Mr. Ryan was the President and Chief Executive Officer of the Company. At that time the Company was engaged in the business of mining. In November 1999, Mr. Ryan resigned as President of the Company and was appointed Secretary of the Company. Since May 1998, Mr. Ryan has been the Secretary and a member of the Board of Directors of American Health Providers Corporation, and Idaho corporation located in Coeur d'Alene, Idaho. American Health Providers Corporation is engaged in the business of acquiring existing health care companies. From May 1996 to November 1999, Mr. Ryan was Secretary and a Director of Metalline Mining Company, an Idaho corporation engaged in the mining business. From January 1998 to February 1999, Mr. Ryan was President and a member of the Board of Directors of Grand Central Silver Mines, Inc., a Utah mining corporation. Since October 1996 Mr. Ryan has been Vice President of Corporate Development for Royal Silver Mines, Inc., a Utah corporation engaged in the business of mining. Since April 1997, he has been a member of the Board of Directors of Royals Silver Mines, Inc. as well. From May 1995 to May

1996, Mr. Ryan was a financial consultant for Pennaluna & Company, an SEC, NASD registered broker/dealer located in Coeur d'Alene, Idaho. From January 1995 to May 1995, Mr. Ryan was an engineer and manager for Bunker Hill Mines.

Russell A. Naisbitt - Chief Financial Officer, Vice President of
Business Development and a member of the Board of Directors.

     Since November 1999, Mr. Naisbitt has been Chief Financial Officer, Vice President of Business Development and a member of the Board of Directors of the Company. From June 1999 to the present, Mr. Naisbitt has been a founding partner and member of the Board of
Directors of Forte Group L.L.C.,     a management consulting
company, located in Houston, Texas. From April 1998 to June 1999, Mr. Naisbitt was an independent consultant in the Internet and telecommunications fields. From January 1997 to the present, Mr. Naisbitt has been a member of the Board of Directors for eWave, Inc.,
an online advertising     technology      company, located in Houston,
Texas. From January 1996 to March 1998, Mr. Naisbitt was the President and a member of the Board of Directors of Pharos Systems USA, Inc., a network print management software company, located in Houston, Texas. From June 1994 to December 1995, Mr. Naisbitt was the Vice President, Business Development and member of the Board of Directors of Landmark Golf Products, Inc., a software company, located in Houston, Texas.

Diana M. Smith - Member of the Board of Directors.

     Since November 1999, Ms. Smith has been Comptroller and a member of the Board of Directors of the Company. From August 1999 to November 1999, Ms. Smith was Chief Financial Officer and a Director of Elite Logistics Services, Inc., the Company's wholly owned subsidiary corporation. From March 1988 to January 1999, Ms. Smith was a part owner and Chief Financial Officer of Southern Instrument Company located in Freeport, Texas. Southern Instrument Company was engaged in the business of selling science and laboratory equipment. Since June 1993, Ms. Smith has operated an accounting and bookkeeping service in Freeport, Texas. Ms. Smith is the wife of Joseph Smith, the Company's
President,     Chief Executive Officer      and a member of the Board
of Directors.


ITEM 6.   EXECUTIVE COMPENSATION.

Summary Compensation.

     The following table sets forth the compensation paid by the Company during fiscal 1999 to its officers. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.

                   SUMMARY COMPENSATION TABLE [1]
(a)        (b)  (c)    (d)   (e)     (f)         (g)        (h)      (i)
                             Other               Securities
Name and                     Annual  Restricted  Underlying          All Other
Principal                    Compen- Stock       Options/   LTIP     Compen-
Position   Year Salary Bonus sation  Award(s)    SARs       Payouts  sation
                ($)    ($)   ($)     ($)         (#)        ($)      ($)

Joseph D.  1999 85,000 -     -       -           -          -        -
 Smith     1998 63,417 -     -       -           -          -        -
President  1997 20,000 -     -       -           -          -        -

Richard L. 1999 68,500 -     -       -           -          -        -
 Hansen    1998 27,417 -     -       -           -          -        -
COO        1997  5,000 -     -       -           -          -        -

Thien K.
 Nguyen    1999 70,000 -     -       -           -          -        -
Vice       1998 50,617 -     -       -           -          -        -
 President 1997     -  -     -       -           -          -        -

Hanh H.
 Nguyen    1999     -  -     -       -           -          -        -
Director   1998     -  -     -       -           -          -        -
           1997     -  -     -       -           -          -        -

John P.
 Ryan      1999     -  -     -       -           -          -        -
Secretary  1998     -  -     -       -           -          -        -
           1997     -  -     -       -           -          -        -

Russell A. 1999     -  -     -       -           -          -        -
 Naisbitt  1998     -  -     -       -           -          -        -
Treasurer  1997     -  -     -       -           -          -        -
 and CFO

     All compensation received by the officers and directors has been disclosed.

     There are no stock option, retirement, pension, or profit sharing plans for the benefit of the Company's officers and directors.

Option/SAR Grants.

     No individual grants of stock options, whether or not in tandem with stock appreciation rights ("SARs"), and freestanding SARs have been made to any executive officer or any director since the inception of the Company, accordingly, no stock options have been exercised by any of the officers or directors in fiscal 1999.

Long-Term Incentive Plan Awards.

     The Company does not have any long-term incentive plans that provide compensation intended to serve as incentive for performance to occur over a period longer than one fiscal year, whether such performance is measured by reference to financial performance of the Company or an affiliate, the Company's stock price, or any other measure.

 Compensation to Directors.

     There are no compensation arrangements with any directors.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     From time to time, the Company has entered into transactions with parties related to the Company. The Company believes that all transactions with related parties were entered into on terms no more or less favorable to the Company than could have been obtained from unrelated third parties.

     On November 17, 1999, Elite Logistics Services, Inc. completed an acquisition agreement with Summit Silver, Inc. subsequently to be known
as Elite Logistics, Inc. (the "Company").     On November 5, 1999,
Summit Silver, Inc. was renamed as Elite Logistics, Inc.

     Under the terms of the agreement, Summit Silver, Inc. issued 10,400,000 shares of common stock in exchange for all of Elite Logistics Services, Inc.'s common stock. Immediately prior to the agreement and plan of reorganization, Elite Logistics Services, Inc. had 10,400,000 shares of common stock issued and outstanding and the Company had 1,043,130 shares of Common Stock outstanding. Elite Logistics Services, Inc. will continue as a subsidiary of the Company.

     In connection with this same transaction, all 2,445 shares of Elite Logistics Services, Inc.'s preferred stock were exchanged for an equivalent amount of Summit Silver, Inc. preferred stock, which conferred the same rights and provisions as the original shares of Elite Logistics Services, Inc.'s preferred stock. Also, the 1,215,555 outstanding warrants in Elite Logistics Services, Inc. were exchanged with Summit Silver, Inc. for warrants of the same terms and rights.

Officers Loans and Deferred Compensation

     On September 30, 1999 the Company owed $112,356 by way of deferred compensation and other outstanding loans as follows:

                    Deferred
Name                Compensation        Loans          Total

Joseph D. Smith     $47,523             $ 4,001        $ 51,524
Richard L. Hansen
Thien K. Nguyen     $17,667                            $ 17,667
Hahn H. Nguyen                          $40,000        $ 40,000
Russell A. Naisbitt
Diane M. Smith      $ 3,165                            $  3,165

     Total          $68,355             $44,001        $112,356

     The Company has not entered into any other obligations regarding deferred compensation with its officers and consultants.

Series A Preferred Stock

     Elite Logistics Services, Inc. entered into an agreement with certain officers that provided for those officers to convert certain debt owing to them by Elite Logistics Services, Inc. for deferred compensation into equity in the form of Series A Preferred Redeemable Preference Shares. The shares carry an annual dividend of $8.25 per share and are redeemable on or before September 16, 2000, with Board of Directors approval.

     The Series A Preferred shares of Elite Logistics Services, Inc. were exchanged for Series A Preferred shares of the Company on the same terms upon consummation of the Plan of Merger. See "Certain transactions - Plan of Merger."

Forte Group L.L.C. Consulting Services and other transactions

         Russell Naisbitt, a director in Forte Group L.L.C. a Houston consulting company specializing in assisting emerging technology companies, is a director of Elite Logistics, Inc.

     On August 23, 1999, prior to its acquisition by Summit Silver, Inc., Elite entered into a consulting agreement with Forte that provides for cash compensation of $20,000 per month for services to be provided by Forte over an initial period of twelve (12) months. Compensation (if any) and consulting services to be provided (if any) beyond the initial period are to be mutually agreed. In addition to the consulting fees detailed above, Forte may earn certain success-related contingency fees in the event that it introduces investors who fund the Company or executives who are employed by the Company.

     Forte was also issued a warrant to purchase 1,115,555 shares of the Company's common stock at $1.25, which was exchanged for a similar warrant to purchase shares in the Company upon consummation of the Plan of Merger.

      The exercise price of the warrant was the fair market value of the Company's common stock on the date of the grant.


ITEM 8.   DESCRIPTION OF SECURITIES.

     The authorized capital stock of the Company currently consists of 50,000,000 shares of Common Stock, $0.01 par value per share. As of January 31, 2000, 11,627,880 share of common stock were issued and outstanding. Of the 11,627,880 shares presently outstanding, 10,909,750 are "restricted" as that term is defined in Rule 144 of the Securities Act of 1933 (the "Act"), and may only be resold in compliance therewith and 718,130 are freely tradeable.

     In general, under Reg. 144, a person who has held his shares for a period of one (1) year, may sell in ordinary market transactions through a broker or with a market maker, within any three (3) month period a number of shares which does not exceed the greater of one percent (1%) of the number of outstanding shares of Common Stock or the average of the weekly trading volume of the Common Stock during the four calendar weeks prior to such sale. Sales under Reg. 144 require the filing of Form 144 with the Securities and Exchange Commission. If the shares of Common Stock have been held for more than two (2) years by a person who is not an affiliate, there is no limitation on the manner of sale or the volume of shares that may be sold and no Form 144 is required. Sales under Reg. 144 may have a depressive effect on the market price of the Company's Common Stock.

Preferred Stock

     The Company is authorized to issue 5,000,000 shares of preferred stock, $0.01 par value per share. The preferred shares may be issued in one or more series and may have such voting powers, designations, privileges, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions as shall be fixed from time to time by the Board of Directors. As of the date hereof, no preferred shares outstanding other than as follows:

Series A Preferred Stock

     Elite entered into an agreement with certain officers that provided for those officers to convert certain debt owing to them by Elite for deferred compensation into equity in the form of Series A Preferred Redeemable Preference Shares. The shares carry an annual dividend of $8.25 per share and are redeemable on or before September 16, 2000, with Board of Directors approval.

     The Series A Preferred shares of Elite were exchanged for Series A Preferred shares of The Company on the same terms upon consummation of the Plan of Merger. See "Certain transactions - Plan of Merger."

Dividends

     Holders of the Common Stock are entitled to share equally in dividends when, as and if declared by the Board of Directors of the Company, out of funds legally available therefore. No dividend has been paid on the Common Stock since inception, and none is contemplated in the foreseeable future.

Transfer Agent

     The Company's transfer agent is OTC Stock Transfer, Inc., 231 East 2100 South, Salt Lake City, Utah 84115 and its telephone number is
(801) 485-5555.

Rights of Shareholders

     All shares have equal voting rights. Voting rights are not cumulative and, therefore, the holders of more than 50% of the Common Stock could, if they chose to do so, elect all of the directors of the Company.

     Shareholders of the Company have no preemptive rights to acquire additional shares of Common Stock or other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of Common Stock are entitled to share equally in corporate assets after satisfaction of all liabilities.

     There are no outstanding options, warrants or rights to purchase shares of the Company's Common Stock, other than as follows:

Warrants

     At the present time the Company has 1,215,555 Warrants issued and outstanding. Each warrant is convertible into one share of common stock upon payment of $1.25 per Warrant.


                              PART II

ITEM 1.   MARKET PRICE FOR COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

     The Company's shares are traded on the Bulletin Board operated by the National Association of Securities Dealers, Inc. (the "Bulletin Board") under the trading symbol "ELOG." The Company's shares began trading in 1996. Summary trading by quarter for the 1999 and 1998 fiscal years and the first quarter of 2000 are as follows:

Fiscal Quarter           High Bid[1]    Low Bid[1]
2000
     First Quarter       5.50           3.50
1999
     Fourth Quarter      3.875          0.25
     Third Quarter       0.25           0.1825
     Second Quarter      0.25           0.04
     First Quarter       0.25           0.0625
1998
     Fourth Quarter      0.45           0.125
     Third Quarter       0.51           0.125
     Second Quarter      0.125          0.10
     First Quarter       0.0625         0.0625

[1] These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions.

     As of January 20, 2000, the Company had 1,075 holders of record of its Common Stock.

       While the Company pays dividends on its preferred stock, it has not and does not in the future, intend to pay dividends on its common stock.

SEC Rule 15g

     The Company's shares are covered by Section 15g of the Securities Act of 1933, as amended that imposes additional sales practice requirements on broker/dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouses). For transactions covered by the Rule, the broker/dealer must make a special suitability determination for the purchase and have received the purchaser's written agreement to the transaction prior to the sale. Consequently, the Rule may affect the ability of broker/dealers to sell the Company's securities and also may affect the ability of purchasers to sell their shares in the secondary market.

     Section 15g also imposes additional sales practice requirements on broker/dealers who sell penny securities. These rules require a one page summary of certain essential items. The items include the risk of investing in penny stocks in both public offerings and secondary marketing; terms important to in understanding of the function of the penny stock market, such as "bid" and "offer" quotes, a dealers "spread" and broker/dealer compensation; the broker/dealer compensation, the broker/dealers duties to its customers, including the disclosures required by any other penny stock disclosure rules; the customers rights and remedies in causes of fraud in penny stock transactions; and, the NASD's toll free telephone number and the central number of the North American Administrators Association, for information on the disciplinary history of broker/dealers and their associated persons.


ITEM 2.   LEGAL PROCEEDINGS.

     No material legal proceedings to which the Company is a party are pending nor are any known to be contemplated and the Company knows of no legal proceedings pending or threatened, or judgments entered against, any Director or Officer of the Company in his capacity as such.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     There have been no disagreements on accounting and financial disclosures from the inception of the Company through the date of this Registration Statement.


ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

     The Company has made the following sale of unregistered securities during the last three years:

DATE           NAME                     SHARES          AMOUNT PAID

1/11/00   Joyce L. Stump                 5,000          $ 10,000.00
1/11/00   Frank Pitts                    5,000          $ 10,000.00
1/18/00   Abraham Toubail               10,000          $ 20,000.00
1/18/00   Rutherford Limited
           Partnership                  15,000          $ 30,000.00
1/18/00   Bruce Bishop                  10,000          $ 20,000.00
1/19/00   Michael Moneymaker             5,000          $ 10,000.00
1/19/00   Charles Colvard                1,000          $  2,000.00
1/24/00   J. K. Hazen                   25,000          $ 50,000.00
1/24/00   English Builders               8,000          $ 16,000.00
1/24/00   Michael Moneymaker             2,000          $  4,000.00
1/25/00   Roger Sanders II               2,500          $  5,000.00
1/25/00   Michael Aspinwall              7,500          $ 15,000.00
1/25/00   Simon Williams                 5,000          $ 10,000.00
1/28/00   Floyd E. Hambleton            12,500          $ 25,000.00
1/28/00   Kelly Revocable Trust          5,000          $ 10,000.00
1/28/00   Fred C. or Margaret Hoeppner   5,000          $ 10,000.00
1/28/00   Wallis W. Wood                10,000          $ 20,000.00

1/28/00   Deborah and Joseph Jacobson    1,250          $  2,500.00
1/28/00   Richard and Suzanne Salter     7,500          $ 15,000.00
1/31/00   James H. Harris, M.D.         35,000          $ 70,000.00
1/31/00   Robert J. Kaufman              5,000          $ 10,000.00
1/31/00   Thomas C. Dryden               2,500          $  5,000.00

     The foregoing shares were sold pursuant to Section 4(6) of the Securities Act of 1933 (the "Act"). All purchasers were accredited investors as that term is defined in Rule 501 of the Securities Act of 1933.

       Between January and March 2000, the Company sold 681,751 shares of common stock to 73 individuals. Sales were made only to accredited investors pursuant to the exemption from registration contained in
Section 4(6) of the Securities Act of 1933 (the "Act").

     On November 17, 1999, Elite completed an acquisition agreement with Summit Silver, Inc. subsequently to be known as Elite Logistics, Inc. (the "Company"). In late November 1999, Summit Silver, Inc. was renamed as Elite Logistics, Inc.

     Under the terms of the agreement, Summit Silver, Inc. issued 10,400,000 shares of common stock in exchange for all of Elite's common stock. Immediately prior to the agreement and plan of reorganization, Elite had 10,400,000 shares of common stock issued and outstanding and Summit Silver had 1,043,130 shares of Common Stock outstanding. Elite will continue as a subsidiary of the Company.

     In connection with this same transaction, all 2,445 shares of Elite's preferred stock were exchanged for an equivalent amount of Summit Silver, Inc. preferred stock, which conferred the same rights and provisions as the original shares of Elite's preferred stock. Also, the 1,215,555 outstanding warrants in Elite were exchanged with Summit Silver, Inc. for warrants of the same terms and rights.

Series A Preferred Stock

     Elite entered into an agreement with certain officers that provided for those officers to convert certain debt owing to them by Elite for deferred compensation into equity in the form of Series A Preferred Redeemable Preference Shares. The shares carry an annual dividend of $8.25 per share and are redeemable on or before September 16, 2000, with Board of Directors approval.

     The Series A Preferred shares of Elite were exchanged for Series A Preferred shares of The Company on the same terms upon consummation of the Plan of Merger. See "Certain transactions - Plan of Merger."

Forte Group L.L.C. Consulting Services and other transactions

         Russell Naisbitt, a director of Forte Group L.L.C. a Houston consulting company specializing in assisting emerging technology companies, is a director of the Company.

     Elite has entered into a consulting agreement with Forte that provides for cash compensation of $20,000 per month for services to be provided by Forte over an initial period of twelve (12) months. Compensation (if any) and consulting services to be provided (if any) beyond the initial period are to be mutually agreed. In addition to the consulting fees detailed above, Forte may earn certain success-related contingency fees in the event that it introduces investors who fund the company or executives who are employed by the company.

     Forte was also issued a warrant to purchase 1,115,555 shares of Elite at $1.25, which was exchanged for a similar warrant to purchase shares in the Company upon consummation of the Plan of Merger.


ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Idaho Revised Statutes and certain provisions of the Company's Bylaws under certain circumstances provide for indemnification of the Company's Officers, Directors and controlling persons against liabilities which they may incur in such capacities. A summary of the circumstances in which such indemnification is provided for is contained herein, but this description is qualified in its entirety by reference to the Company's Bylaws and to the statutory provisions.

     In general, any Officer, Director, employee or agent may be indemnified against expenses, fines, settlements or judgments arising in connection with a legal proceeding to which such person is a party, if that person's actions were in good faith, were believed to be in the Company's best interest, and were not unlawful. Unless such person is successful upon the merits in such an action, indemnification may be awarded only after a determination by independent decision of the Board of Directors, by legal counsel, or by a vote of the shareholders, that the applicable standard of conduct was met by the person to be indemnified.

     The circumstances under which indemnification is granted in connection with an action brought on behalf of the Company is generally the same as those set forth above; however, with respect to such actions, indemnification is granted only with respect to expenses actually incurred in connection with the defense or settlement of the action. In such actions, the person to be indemnified must have acted in good faith and in a manner believed to have been in the Company's best interest, and have not been adjudged liable for negligence or misconduct.

     Indemnification may also be granted pursuant to the terms of agreements which may be entered in the future or pursuant to a vote of shareholders or Directors. The statutory provision cited above also grants the power to the Company to purchase and maintain insurance which protects its Officers and Directors against any liabilities incurred in connection with their service in such a position, and such a policy may be obtained by the Company.

                              PART F/S

ITEM 13.  FINANCIAL STATEMENTS.


                         TABLE OF CONTENTS


ACCOUNTANT'S REVIEW REPORT    .    .    .    .    .    F-1

FINANCIAL STATEMENTS
 Consolidated Balance Sheets  .    .    .    .    .    F-2
 Consolidated Statements of Operations
  and Accumulated Deficit     .    .    .    .    .    F-3
 Consolidated Statements of Stockholders' Equity  .    F-4
 Consolidated Statements of Cash Flows  .    .    .    F-5

NOTES TO FINANCIAL STATEMENTS .    .    .    .    .    F-6

Board of Directors
Elite Logistics, Inc.
Freeport, Texas


                      INDEPENDENT AUDITOR'S REPORT


We have audited the accompanying balance sheets of Elite Logistics, Inc. (formerly Elite Logistics Services, Inc.) as of May 31, 1999, December 31, 1998 and 1997 and the related statements of operations, cash flows, and stockholders' equity for the five months ended May 31, 1999 and years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Elite Logistics, Inc. as of May 31, 1999, December 31, 1998 and 1997, and the results of its operations and its cash flows for the five months ended May 31, 1999 and years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statements, the Company's significant losses raise substantial doubt about its ability to continue as a going concern. Management's plans regarding the resolution of this issue are also discussed in Note 10. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ Williams & Webster, P.S.
Williams & Webster, P.S.
Spokane, Washington
April 15, 2000

ELITE LOGISTICS, INC.
(Formerly Elite Logistics Services, Inc.)
BALANCE SHEETS
                                   05/31/99  12/31/98  12/31/97
ASSETS
CURRENT ASSETS
 Cash                              $ 34,264  $  7,941  $  31,817
 Accounts receivable                 11,225       360         -
 Inventory                           51,656        80         -
                                   --------  --------  ---------
     TOTAL CURRENT ASSETS            97,145     8,381     31,817
                                   --------  --------  ---------
PROPERTY AND EQUIPMENT
 Computer equipment                  84,369    61,285     59,653
 Furniture and equipment              4,828     2,645      2,645
 Software                            87,426    86,063     85,622
 Less:  accumulated depreciation
  and amortization                  (66,921)  (53,164)   (23,360)
                                   --------  --------  ---------
TOTAL PROPERTY AND EQUIPMENT        109,702    96,829    124,560
                                   --------  --------  ---------
OTHER ASSETS
 Patent costs                        11,518        -          -
                                   --------  --------  ---------
TOTAL OTHER ASSETS                   11,518        -          -
                                   --------  --------  ---------
TOTAL ASSETS                       $218,365  $105,210  $ 156,377
                                   ========  ========  =========
LIABILITIES & STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
 Accounts payable                  $ 47,344  $     -   $      -
 Accrued expenses                     4,892        -          -
 Leases payable                       2,852        -          -
 Accrued salaries                   250,753   161,251     18,357
 Shareholder loans payable           52,101    42,101     14,100
                                   --------  --------  ---------
TOTAL CURRENT LIABILITIES           357,942   203,352     32,457
                                   --------  --------  ---------
LONG-TERM LIABILITIES
 Leases payable, net of
  current portion                     8,491        -          -
                                   --------  --------  ---------
TOTAL LIABILITIES                   366,433   203,352     32,457
                                   --------  --------  ---------
COMMITMENTS AND CONTINGENCIES            -         -          -
                                   --------  --------  ---------
STOCKHOLDERS' EQUITY (DEFICIT)
 Preferred stock - $0.01 par value;
  10,000,000 shares authorized,
  none issued                            -         -          -
 Common stock - $0.01par value;
  50,000,000 shares authorized,
  10,040,000 shares issued and
  outstanding                       100,400   100,400    100,400
 Additional paid-in capital         295,127   280,960    280,960
 Accumulated deficit               (543,595) (479,502)  (257,440)
                                   --------  --------  ---------
TOTAL STOCKHOLDERS' EQUITY
 (DEFICIT)                         (148,068)  (98,142)   123,920
                                   --------  --------  ---------
TOTAL LIABILITIES AND
 STOCKHOLDERS' EQUITY              $218,365  $105,210  $ 156,377
                                   ========  ========  =========

ELITE LOGISTICS, INC.
(Formerly Elite Logistics Services, Inc.)
STATEMENTS OF OPERATIONS


                                                            From
                                                            Inception
                              Five Months                   (08/06/97)
                              Ending         Year Ending    to
                              May 31,        December 31,   December 31,
                              1999           1998           1997

REVENUES                      $   23,500     $    6,269     $     1,000

COST OF REVENUES                  19,519          1,945             244
                              ----------     ----------     -----------
GROSS PROFIT                       4,031          4,324             756
                              ----------     ----------     -----------
EXPENSES
 Marketing                        38,047         54,213          22,478
 Administrative expenses          58,945         77,699         188,348
 Research and development         70,133         94,474          47,370
                              ----------     ----------     -----------
TOTAL EXPENSES                   167,125        226,386         258,196
                              ----------     ----------     -----------
OPERATING INCOME (LOSS)         (163,094)      (222,062)       (257,440)
                              ----------     ----------     -----------
OTHER INCOME (EXPENSE)
 Income from sale of
  distributorship                100,000             -               -
 Interest expense                   (999)            -               -
 Total other income
  (expense)                       99,001             -               -
                              ----------     ----------     -----------
LOSS BEFORE INCOME TAXES         (64,093)      (222,062)       (257,440)

INCOME TAXES                          -              -               -
                              ----------     ----------     -----------
NET LOSS                      $  (64,093)    $ (222,062)    $  (257,440)
                              ==========     ==========     ===========
BASIC AND DILUTED
 LOSS PER COMMON
 SHARE                        $    (0.01)    $    (0.02)    $    (0.03)
                              ==========     ==========     ==========
WEIGHTED AVERAGE
 NUMBER OF BASIC
 AND DILUTED COMMON
 STOCK SHARES
 OUTSTANDING                  10,040,000     10,040,000     10,040,000
                              ==========     ==========     ==========











The accompanying notes are an integral part of these financial statements.

ELITE LOGISTICS, INC.
(Formerly Elite Logistics Services, Inc.)
STATEMENT OF STOCKHOLDERS' EQUITY

                       Common Stock        Additional              Total
                    Number                 Paid-in     Accumulated Stockholders'
                    of Shares Amount       Capital     Deficit     Equity

Beginning balance
 08/06/97                 -   $       -    $       -     $       -  $       -

Issuance of common
 stock in November
 1997 for cash at
 $0.04 per share   3,815,200      38,152      105,736            -     143,888

Issuance of
 common stock in
 November 1997
 for compensation at
 $0.04 per share   3,714,800      37,148      105,563            -     142,711

Issuance of common
 stock in November
 1997 for cash at
 $0.04 for contributed
 assets            2,510,000      25,100       69,661           -       94,761

Net loss for year
 ending 12/31/97          -           -            -      (257,440)   (257,440)
                  ----------  ----------   ----------   ----------  ----------
Balance at
 12/31/97         10,040,000     100,400      280,960     (257,440)    123,920

Net loss for
 year ending
 12/31/98                 -           -            -      (222,062)   (222,062)
                  ----------  ----------   ----------   ----------  ----------
Balance at
 12/31/98         10,040,000     100,400      280,960     (479,502)    (98,142)

Common stock returned
 to treasury at $0.04
 per share          (502,000)     (5,020)     (15,813)          -      (20,833)

Issuance of treasury
 shares for cash and
 deferred salaries at
 $0.07 per share     502,000       5,020       29,980           -       35,000

Net loss for period
 ending 05/31/99          -           -            -       (64,093)    (64,093)
                  ----------   ---------    ---------   ----------  ----------
Balance at
 May 31, 1999     10,040,000   $ 100,400    $ 295,127   $ (543,595) $ (148,068)
                  ==========   =========    =========   ==========  ==========







The accompanying notes are an integral part of these financial statements.

ELITE LOGISTICS, INC.
(Formerly Elite Logistics Services, Inc.)
STATEMENTS OF CASH FLOWS                                    From
                                                            Inception
                              Five Months                   (08/06/97)
                              Ending         Year Ending    to
                              May 31,        December 31,   December 31,
                              1999           1998           1997
Cash flows from operating activities:
Net loss                      $ (64,093)     $ (222,062)    $ (257,440)
Adjustments to reconcile net
 loss to net cash provided
 (used) by operating activities:
 Depreciation and
  amortization                   13,757          29,804         23,360
 Accrued salaries                89,502         128,794         32,457
 Stock issued for compensation       -               -         142,711
Decrease (Increase) in:
 Accounts receivable            (10,865)           (360)            -
 Inventory                      (51,576)            (80)            -
Increase (Decrease) in:
 Accounts payable                47,344              -              -
 Accrued expenses                 4,892              -              -
                              ---------      ----------     ----------
Net cash provided (used) in
 operating activities            28,961         (63,904)       (58,912)
                              ---------      ----------     ----------
Cash flows from investing activities:
 Purchase of property and
  equipment and software        (14,572)         (2,073)       (53,159)
 Payments on leased equipment      (715)             -              -
 Patent costs                   (11,518)             -              -
                              ---------      ----------     ----------
Net cash provided (used) in
 investing activities           (26,805)         (2,073)       (53,159)
                              ---------      ----------     ----------
Cash flows from financing activities:
 Issuance of stock               14,167              -         143,888
 Proceeds from notes payable
  shareholders                   10,000          42,101             -
                              ---------      ----------     ----------
Net cash provided (used) in
 financing activities            24,167          42,101        143,888
                              ---------      ----------     ----------
Net increase (decrease)
 in cash                         26,323         (23,876)        31,817
Cash, beginning of period         7,941          31,817             -
                              ---------      ----------     ----------
Cash, end of period           $  34,264      $    7,941     $   31,817
                              =========      ==========     ==========
SUPPLEMENTAL DISCLOSURES:
Cash paid for interest and
 income taxes:
  Interest                    $      -       $       -      $       -
                              =========      ==========     ==========
  Income taxes                $      -       $       -      $       -
                              =========      ==========     ==========
NON-CASH TRANSACTIONS:
 Issuance of stock for equipment
  and software                $      -       $       -      $   94,761
 Issuance of stock for
  compensation                $      -       $       -      $  142,711
 Equipment financed by capital
  lease                       $  11,343      $       -      $       -

ELITE LOGISTICS, INC.
(Formerly Elite Logistics Services, Inc.)
NOTES TO FINANCIAL STATEMENTS
For the Five Months Ended May 31, 1999
For the Years Ended December 31, 1998 and 1997

NOTE 1 - BUSINESS ORGANIZATION

The financial statements presented are those of Elite Logistics Inc. from inception (November 19, 1997) through May 31, 1999. During the period of presentation, the Company's name was Elite Logistics Services, Inc.

On November 17, 1999, the Company exchanged its stock with Summit Silver, Inc. ("SSI"), a nonoperating company with limited assets. This merger transaction is accounted for as a capital transaction without the recording of goodwill or other intangibles. Subsequent to the merger, the Company changed its year-end from December 31 to May 31, which was the year-end of SSI. See Notes 12 and 13.

The financial statements and notes for all periods presented have been retroactively restated to comply with the reporting requirements for a capital transaction.

Elite Logistics Services, Inc. (hereinafter "Elite") was incorporated on August 6, 1997 under the laws of the State of Texas. Elite is engaged in the production of global positioning systems and provides the required services for the operation of these systems. The Company's services are marketed nationally.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Elite Logistics, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Basis of Accounting
Elite uses the accrual basis of accounting in accordance with generally accepted accounting principles.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising
Advertising costs are charged to operations in the year incurred.

ELITE LOGISTICS, INC.
(Formerly Elite Logistics Services, Inc.)
NOTES TO FINANCIAL STATEMENTS
For the Five Months Ended May 31, 1999
For the Years Ended December 31, 1998 and 1997

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property, Plant and Equipment
Property, plant and equipment are recorded at cost and depreciated using the straight-line method over estimated useful lives of three to seven years. Expenditures for repairs and maintenance which do not extend the useful life of the related asset are expensed as incurred.

Impairment of Long-lived Assets
The Company evaluates the recoverability of long-lived assets when events and circumstances indicate that such assets might be impaired. The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by these assets to their respective carrying amounts.

Income Taxes
Elite Logistics Services, Inc. has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code for the years ended December 31, 1998 and 1997 and for the year ending May 31, 1999. Under those provisions, Elite does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal income taxes on their respective shares of corporate income and tax preferences.
Accordingly, no provision has been made for federal income tax for the year ended May 31, 1999 or for the years ended December 31, 1998 and 1997 in the accompanying financial statements. See Note 11.

Trade Accounts Receivable
The Company provides for losses which may be sustained in collection of accounts receivable. All receivables are considered collectible and no valuation allowance is considered necessary.

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.

Intangibles
Intangible assets consist of patents pending. Patent costs will be amortized using a straight-line method over seventeen years. Patents are currently expected to be granted in 2000 at which time amortization would begin.

Research and Development Costs
Costs of research and development are expensed as incurred.

Basic and Diluted Earnings Per Share
In December 1997, the Company adopted Statement of Financial Accounting Standards Statement (SFAS) No. 128, Earnings Per Share. Basic earnings per share is computed using the weighted average number of common shares outstanding. Diluted net loss per share is the same as basic net loss per share, as the inclusion of common stock equivalents would be antidilutive.

ELITE LOGISTICS, INC.
(Formerly Elite Logistics Services, Inc.)
NOTES TO FINANCIAL STATEMENTS
For the Five Months Ended May 31, 1999
For the Years Ended December 31, 1998 and 1997

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition
Revenues and cost of revenues are recognized when services and products are furnished or delivered.

Derivative Instruments
In June 1998 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This new standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

At May 31, 1999, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

Compensated Absences
Employees of the Company are entitled to paid vacation, paid sick days and personal days off depending on job classification, length of service, and other factors. The Company's policy is to recognize the cost of compensated absences when actually paid to employees, as currently the amount cannot be reasonably estimated. If the amount were estimatible, currently is would not be recognized, as the amount would be deemed immaterial.

NOTE 3 - PATENT COSTS

The costs of patent applications are capitalized. The Company currently has two domestic and two foreign patent applications pending. The Company's patent applications relate to internet-enabled, global positioning system technology for the commanding, controlling, identification and routing of moving items. The cost of patents are amortized over their statutory lives of seventeen years. At May 31, 1999, the Company had not received any patent approvals. There was no patent amortization expense recorded in 1999, 1998 or 1997.

ELITE LOGISTICS, INC.
(Formerly Elite Logistics Services, Inc.)
NOTES TO FINANCIAL STATEMENTS
For the Five Months Ended May 31, 1999
For the Years Ended December 31, 1998 and 1997

NOTE 4 - INVENTORY

Inventories are stated at the lower of cost or market, with cost being determined on a weighted average basis.

Inventories at May 31, 1999, December 31, 1998 and 1997 consist of the following for the dates shown:

                              1999      1998      1997

     Finished goods           $     -   $ -       $ -
     Work in progress               -     -         -
     Raw materials              51,656    80        -
                              --------  ----      ----
          Total               $ 51,656  $ 80      $ -
                              ========  ====      ====
NOTE 5 - CAPITAL LEASE

Elite has a capital lease with Linc Monex Equipment, Inc. payable monthly at $460, including interest at 18%. The remaining capital lease payments are included in the schedule below.

Current maturities of long-term debt for the years ending May 31 are as follows:

                    2000           $ 2,852
                    2001           $ 3,410
                    2002           $ 5,081

NOTE 6 - LOANS FROM SHAREHOLDERS

The Company has unsecured cash loans with its shareholders in the amounts of $52,101, $42,101, and $14,100 at May 31, 1999, December 31, 1998 and 1997,
respectively. The notes bear an interest rate of 5% annually, are unsecured, and due upon demand.

Debt to shareholders also included accrued salaries due to the shareholders of $250,753, $161,251 and $18,357 for the year ending May 31, 1999 and the years ended December 31, 1998 and 1997, respectively. In September 1999, the shareholders exchanged $244,500 in deferred salaries for 2,445 shares of preferred stock at $100 per share. See Note 13.

ELITE LOGISTICS, INC.
(Formerly Elite Logistics Services, Inc.)
NOTES TO FINANCIAL STATEMENTS
For the Five Months Ended May 31, 1999
For the Years Ended December 31, 1998 and 1997

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Office Lease
Elite leases office space in Freeport, Texas on an annually renewable lease. The monthly rent is $1,700 and the lease term ends in December 1999.

Distributorship Agreement
In February 1999, the Company executed an exclusive agreement with a distributor to sell the Company's Page Track system (which involves two-way pager service requirements). The agreement limits the market area. The distributor paid $100,000 and the Company recognized income of this amount as other income on its statement of operations at the time the agreement was signed. Elite is required to pay the distributor 20% of net sales of air time less a 10% administration charge under the terms of the distributorship agreement.

At February 1999, all material conditions relating to the sale of this distributorship agreement have been substantially performed.

Employment Agreements
The Company has several employment agreements in place. These agreements are for unspecified terms and contain 12-18 month non-complete clauses for employees in the event that their job tenure with the Company is severed.

NOTE 8 - COMMON STOCK

All references to common stock in the accompanying financial statements reflect that of the continuing operating company. Subsequent to the period covered by these financial statements, in September 1999, the Company issued 320,000 shares of common stock to various investor groups in exchange for cash proceeds of $400,000. This issuance resulted in non-qualifying shareholders to discontinue the Company's S elections, and resulted in the conversion to a C Corporation. Also in November 1999, the Company issued 40,000 shares of common stock in settlement of a vendor payable of $50,000.


NOTE 9 - YEAR 2000

Like other companies, Elite could be adversely affected if the computer systems it, its suppliers or customers use do not properly process and calculate date-related information and data from the period surrounding and including January 1, 2000. This is commonly known as the "Year 2000" issue. Additionally, this issue could impact non-computer systems and devices such as production equipment, elevators, etc. At this time there have been no known problems related to the Year 2000 issue.

The Company has reviewed its business and processing systems and believes that the majority of its systems are already year 2000 compliant or can be made so with software updates. Based on preliminary assessments, the Company regards the costs associated with Year 2000 readiness to be immaterial. All costs associated with the Year 2000 issue will be expensed as incurred.

ELITE LOGISTICS, INC.
(Formerly Elite Logistics Services, Inc.)
NOTES TO FINANCIAL STATEMENTS
For the Five Months Ended May 31, 1999
For the Years Ended December 31, 1998 and 1997


NOTE 10 - GOING CONCERN CONSIDERATION

As shown in the accompanying financial statements, the Company incurred net losses of $64,093 $222,062, and $257,440, for the year ended May 31, 1999 and the years ended December 31, 1998 and 1997, respectively. Management's plans consist of successfully merging the Company with another corporation to expand its business direction. See Note 12. Management plans include raising several million dollars through a private placement in the first half of 2000 and, if successful in this endeavor, applying for a NASDAQ Smallcap listing. Management believes that these actions will assist the Company in reaching the point of profitability from operations and enable the Company to raise further capital from private placements or public offerings. If successful, these actions will serve to mitigate the factors which had raised substantial doubt about the Company's ability to continue as a going concern and increase the availability of resources for funding of the Company's current operations and future market development.

After the date of these financial statements, the Company executed a merger and share exchange with another corporation. This merger and exchange resulted in the Company's current stockholders becoming majority stockholders in the new company. See Note 12.

NOTE 11 - INCOME TAXES

The Company upon formation elected to be taxed as a subchapter S corporation for tax purposes. An S Corporation makes no provision for tax purposes and passes all items of income, loss or tax preference to the individual shareholders. For the years ended December 31, 1997 and 1998 and for the five month year ended May 31, 1999, there are no provisions for taxes based upon the Company's effective S election.

On September 1, 1999, the Company sold shares of common stock to non-qualifying holders for an S Corporation. As of September 1, 1999 the Company's S election was terminated. The loss for the period from January 1, 1999 to August 31, 1999 will be passed to the shareholders of record on August 31, 1999.

The Company has no significant book to tax differences in its assets and liabilities, which would give rise to deferred tax assets or liabilities.

NOTE 12 - MERGER AND ACQUISITION

On November 17, 1999, Elite Logistics Services, Inc. completed an acquisition agreement with Summit Silver, Inc. (SSI). On November 5, 1999, the continuing entity was renamed as Elite Logistics, Inc.

Under the terms of the agreement, SSI issued 10,400,000 shares of common stock in exchange for all of Elite's common stock. Immediately prior to the agreement and plan of reorganization, Elite had 10,400,000 shares of common stock issued and outstanding.

ELITE LOGISTICS, INC.
(Formerly Elite Logistics Services, Inc.)
NOTES TO FINANCIAL STATEMENTS
For the Five Months Ended May 31, 1999
For the Years Ended December 31, 1998 and 1997


NOTE 12 - MERGER AND ACQUISITION (Continued)

In connection with this same transaction, all 2,445 shares of Elite's preferred stock were exchanged for an equivalent amount of SSI preferred stock, which conferred the same rights and provisions as the original shares of Elite's preferred stock. Also, the 1,215,555 outstanding warrants in Elite were exchanged with SSI for warrants of the same terms and rights. See
Note 13.

NOTE 13 - SUBSEQUENT EVENTS

Termination of S Corporation Status
On September 1, 1999, the Company acquired new non-qualifying shareholders and amended its articles of incorporation to change from an S corporation to a regular C corporation. See Note 11.

Merger with Summit Silver, Inc.
On November 17, 1999, the Company agreed to an exchange of its stock in an acquisition with Summit Silver, Inc. ("SSI"). As SSI was a nonoperating company with limited assets, the substance of the merger transaction is a capital transaction, rather than a business combination. The transaction is equivalent to the issuance of stock by ELI for the net assets of SSI, accompanied by a recapitalization. The accounting is identical to that resulting from a reverse acquisition, except that no goodwill or other intangibles is recorded. See Note 12.

Preferred Stock Issuance
In September 1999, the Company issued 2,445 shares of $ 100 par value Series A preferred stock for accrued compensation of $244,500. Holders of Series A preferred shares with $100 par value are entitled to cumulative dividends at the per share rate of prime rate plus 2% of the original issue price, payable quarterly if declared by the board of directors.

The Corporation is required to redeem all issued and outstanding shares of series A preferred stock in September 15, 2000 at a redemption price of $100 per share. Prior to such time, the Corporation may redeem in whole or in part Series A preferred stock at the option of the board of directors.

Transactions Involving Warrants
On September 20, 1999, the Board of Directors approved the issuance of a warrant to Vernor Investments to purchase up to 100,000 shares of the Company's common stock at 5% below the current market value at the time of purchase, exercisable from the date of issuance until September 30, 2000. For valuation purchases at issuance the strike price was determined to be $1.19 per share of common stock.

On November 10, 1999, the Board of Directors approved the issuance of a warrant to Forte Group LLC to purchase up to 1,115,555 shares of the Company's common stock at $1.25 per share from the date of issuance until September 30, 2002.

ELITE LOGISTICS, INC.
(Formerly Elite Logistics Services, Inc.)
NOTES TO FINANCIAL STATEMENTS
For the Five Months Ended May 31, 1999
For the Years Ended December 31, 1998 and 1997

NOTE 13 - SUBSEQUENT EVENTS (Continued)

On November 17, 1999 the outstanding warrants were converted under the acquisition agreement into warrants of Elite Logistics, Inc. under the same terms and conditions described above.
Office Lease

Subsequent to December 31, 1999, the Company has expanded its office space and renewed the lease for a two year term ending December 2002. The monthly lease payment is $7,149 commencing in 2000.

Board of Directors
Elite Logistics, Inc.
Freeport, Texas

                 Independent Accountant's Review Report


We have reviewed the accompanying consolidated balance sheet of Elite Logistics, Inc. as of February 29, 2000 and the related consolidated statements of operations, stockholders' equity and cash flows for the nine months ended February 29, 2000. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

The financial statements for the year ended May 31, 1999 were audited by us and we expressed an unqualified opinion on them in our report dated April 15, 2000, but we have not performed any auditing procedures since that date.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 14 to the financial statements, the Company's significant losses raise substantial doubt about its ability to continue as a going concern. Management's plans regarding the resolution of this issue are also discussed in Note 14. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Williams & Webster, P.S.
Williams & Webster, P.S.
Certified Public Accountants
Spokane, WA
April 24, 2000

ELITE LOGISTICS, INC.
CONSOLIDATED BALANCE SHEETS
                                             02/29/00       05/31/99
                                             (Unaudited)
                                 ASSETS
CURRENT ASSETS
Cash                                         $   451,826    $   34,264
Investments                                       24,400            -
Accounts receivable                               29,147        11,225
Inventory                                        361,956        51,656
                                             -----------    ----------
TOTAL CURRENT ASSETS                             867,329        97,145
                                             -----------    ----------
PROPERTY AND EQUIPMENT
 Computer equipment                              100,761        84,369
 Furniture and equipment                           7,288         4,828
 Software                                         87,426        87,426
 Less:  accumulated depreciation
  and amortization                               (86,184)      (66,921)
                                             -----------    ----------
TOTAL PROPERTY AND EQUIPMENT                     109,291       109,702
                                             -----------    ----------
OTHER ASSETS
 Patents                                          34,286        11,518
                                             -----------    ----------
TOTAL OTHER ASSETS                                34,286        11,518
                                             -----------    ----------
TOTAL ASSETS                                 $ 1,010,906    $  218,365
                                             ===========    ==========
                   LIABILITIES & STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
 Accounts payable                            $   129,919    $   47,344
 Line of credit                                       -             -
 Accrued expenses                                 46,231         4,892
 Leases payable                                    3,620         2,852
 Accrued salaries                                 53,355       250,753
 Notes payable to shareholders                    44,001        52,101
                                             -----------    ----------
TOTAL CURRENT LIABILITIES                        277,126       357,942
                                             -----------    ----------
LONG-TERM LIABILITIES
 Leases payable, net of current portion            4,524         8,491
                                             -----------    ----------
TOTAL LIABILITIES                                281,650       366,433
                                             -----------    ----------
COMMITMENTS AND CONTINGENCIES                         -             -
                                             -----------    ----------
REDEEMABLE PREFERRED STOCK                       244,500            -
                                             -----------    ----------
STOCKHOLDERS' EQUITY (DEFICIT)
 Common stock, $0.01 par value;
  50,000,000 shares authorized,
  11,880,751 and 10,040,000 shares
  issued and outstanding, respectively           118,808       100,400
 Warrants outstanding                            229,955            -
 Additional paid-in capital                      948,541       295,127
 Accumulated deficit                            (812,548)     (543,595)
                                             -----------    ----------
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)             484,756      (148,068)
                                             -----------    ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY   $ 1,010,906    $  218,365
                                             ===========    ==========

ELITE LOGISTICS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

                            Three        Three        Nine         Nine
                            Months       Months       Months       Months
                            Ended        Ended        Ended        Ended
                            02/29/00     02/28/99     02/29/00     02/28/99
                            (Unaudited)  (Unaudited)  (Unaudited)  (Unaudited)

REVENUES                    $   36,189   $    7,825   $  267,155   $   14,094

COST OF REVENUES                52,684        1,890      371,244        2,251
                            ----------   ----------   ----------   ----------
GROSS PROFIT (LOSS)            (16,495)       5,935     (104,089)      11,843

EXPENSES
 Professional services          64,330          350      254,884          692
 Marketing expenses             60,761       46,968      122,618       70,971
 Selling and administrative
  expenses                      68,058       32,701      342,910       45,128
 Research and
  development                   22,732       63,020      147,564       94,471
                            ----------   ----------   ----------   ----------
TOTAL EXPENSES                 215,881      143,039      867,976      210,570
                            ----------   ----------   ----------   ----------
OPERATING INCOME (LOSS)       (232,376)    (137,104)    (972,065)    (198,727)

OTHER INCOME (EXPENSE)
 Income from sale of
  distributorship                   -       100,000           -       100,000
 Interest income                    -            -         2,310           -
 Interest expense               (3,185)          -        (5,406)          -
                            ----------   ----------   ----------   ----------
TOTAL OTHER INCOME
 (EXPENSE)                      (3,185)     100,000       (3,096)     100,000
                            ----------   ----------   ----------   ----------
LOSS BEFORE
 INCOME TAXES                 (235,561)     (37,104)    (975,161)     (98,727)

INCOME TAX                          -            -            -            -
                            ----------   ----------   ----------   ----------
NET (LOSS)                  $ (235,561)  $  (37,104)  $ (975,161)  $  (98,727)
                            ==========   ==========   ==========   ==========
BASIC AND DILUTED
 LOSS PER COMMON
 SHARE                      $    (0.02)  $    (0.00)  $    (0.09)  $    (0.01)
                            ==========   ==========   ==========   ==========
BASIC AND DILUTED
 WEIGHTED AVERAGE
 NUMBER OF COMMON
 STOCK SHARES
 OUTSTANDING                10,411,269   10,040,000   10,411,269   10,040,000
                            ==========   ==========   ==========   ==========








  See accountant's review report and notes to the financial statements

ELITE LOGISTICS, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                  Common Stock                Additional            Total
               Number                         Paid-in   Accumulated Stockholder
               of Shares  Amount     Warrants Capital   Deficit     Equity

Balance at
12/31/98       10,040,000 $ 100,400 $      -  $ 280,960 $ (479,502) $  (98,142)

Common stock
 returned to
 treasury at
 $0.04 per
 share           (502,000)   (5,020)       -    (15,813)        -      (20,833)

Issuance of treasury
 shares for cash and
 deferred salaries
 at $0.07 per
 share           502,000      5,020        -     29,980         -       35,000
              ----------  --------- --------- --------- ----------  ----------
Loss for the year
 ending 05/31/99      -          -         -         -     (64,093)    (64,093)

Balance at
 05/31/99     10,040,000    100,400        -    295,127   (543,595)   (148,068)

Issuance of
 common stock for
 cash at $1.25
 per share      320,000       3,200        -    396,800         -      400,000

Issuance of
 common stock
 at $1.25 in
 exchange for
 accounts
 payable         40,000         400        -     49,600         -       50,000

Warrants issued as
 consulting fees     -           -    229,955        -          -      229,955

Allocation of
 shareholder losses
 upon "S" corporation
 termination         -           -         -   (706,208)   706,208          -

Reverse
 acquisition
 and recapitaliz-
 ation        1,014,500      10,145        -     15,242         -       25,387

Issuance of
 common stock
 for cash at
 $2.00 per
 share, net of
 $29,859 of
 expenses       466,251       4,663        -    897,980         -      902,643

Loss for nine months
 ending 02/29/00     -           -         -         -    (975,161)   (975,161)
             ----------   --------- --------- --------- ----------  ----------
Balance at
 02/29/00
 (Unaudited) 11,880,751   $ 118,808 $ 229,955 $ 948,541 $ (812,548) $  484,756
             ==========   ========= ========= ========= ==========  ==========

  See accountant's review report and notes to the financial statements.

ELITE LOGISTICS, INC.
CONSOLIDATED  STATEMENTS OF CASH FLOWS

                                             Nine Months    Nine Months
                                             Ended          Ended
                                             02/29/00       02/28/00
                                             (Unaudited)
Cash flows from operating activities:
 Net loss                                    $  (975,161)   $ (98,727)
 Adjustments to reconcile net loss
  to net cash provided (used) by
  operating activities:
  Depreciation and amortization                   19,263       29,804
  Accrued salaries                                39,534      145,648
  Stock issued for accounts payable               50,000           -
  Stock issued for compensation                  244,500           -
 Decrease (Increase) in :
  Accounts receivable                            (14,496)    (105,490)
  Inventory                                     (310,300)         (80)
 Increase (Decrease) in :
  Accounts payable                                78,905           -
  Accrued expenses                                42,762        1,836
                                             -----------    ---------
Net cash used by operating activities           (824,993)     (27,009)
                                             -----------    ---------
Cash flows from investing activities:
 Purchase of property and equipment              (24,923)          -
 Payments on leased equipment                     (2,113)          -
 Patent costs                                    (23,152)        (150)
                                             -----------    ---------
Net cash used by investing activities            (50,188)        (150)
                                             -----------    ---------
Cash flows from financing activities:
 Issuance of stock                             1,316,743           -
 Proceeds from line of credit                    226,000           -
 Payments on line of credit                     (226,000)          -
 Proceeds from shareholders' notes payable         6,000       40,001
 Payments to shareholders for notes              (30,000)          -
                                             -----------    ---------
Net cash provided by financing activities      1,292,743       40,001
                                             -----------    ---------
Net increase in cash                             417,562       12,842

Cash, beginning of period                         34,264        4,581
                                             -----------    ---------
Cash, end of period                          $   451,826    $  17,423
                                             ===========    =========
SUPPLEMENTAL DISCLOSURES:
 Cash paid for interest and income taxes:
  Interest expense                           $     6,696    $      -
                                             ===========    =========
  Income taxes                               $        -     $      -
                                             ===========    =========
NON-CASH OPERATING  ACTIVITIES
 Common stock issued for accounts payable    $    50,000    $      -
 Preferred stock issued for accrued salaries $   244,500    $      -
 Warrants issued for consulting              $   229,955    $      -



  See accountant's review report and notes to the financial statements.

ELITE LOGISTICS, INC.
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
February 29, 2000

NOTE 1    BUSINESS ORGANIZATION

Nature of Operations
Elite Logistics, Inc. (hereinafter "ELI") was incorporated as an "S" Corporation on August 6, 1997 under the laws of the State of Texas. Elite is engaged in the production of global positioning systems and provides the required services for the operation of these systems. The Company's services are marketed nationally. On September 1, 1999, the Company amended its articles of incorporation to become a regular "C" Corporation. See Note 15.

ELI is the holding company of Elite Logistics Services, Inc. ("Elite"). Elite is a wholly owned subsidiary of is consolidated for financial reporting.

On November 17, 1999, Elite agreed to an exchange of its stock in an acquisition with Summit Silver, Inc. This acquisition is being accounted for as an acquisition and recapitalization of a non-operating public enterprise by a private operating company. See Note 8. As part of the acquisition, the Company acquired limited assets from Summit Silver, Inc.

NOTE 2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Elite Logistics, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Basis of Accounting
ELI uses the accrual basis of accounting in accordance with generally accepted accounting principles.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising
Advertising costs are charged to operations in the year incurred.

Property, Plant and Equipment
Property, plant and equipment are recorded at cost and depreciated using the straight-line method over estimated useful lives of three to seven years. Expenditures for repairs and maintenance which do not extend the useful life of the related asset are expensed as incurred. Equipment acquired in the acquisition is recorded at net book value.

ELITE LOGISTICS, INC.
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
February 29, 2000

NOTE 2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of Long-lived Assets
The Company evaluates the recoverability of long-lived assets when events and circumstances indicate that such assets might be impaired. The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by these assets to their respective carrying amounts.

Income Taxes
Elite Logistics, Inc. had elected to be taxed under the provision of Subchapter S of the Internal Revenue Code for the years ended December 31, 1998 and 1997 and for the period ending August 31, 1999. Under those provisions, Elite does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal income taxes on their respective shares of corporate income. Accordingly, no provision has been made for federal income tax for the year ended May 31, 1999 in the accompanying financial statements. For the period subsequent to August 31, 1999, the Company had a significant loss for tax purposes.

At November 17, 1999, the Summit Silver, Inc. entity had a net operating loss of approximately $1,450,000, which may be offset against future taxable income through 2013. No provision for taxes or tax benefit from net operating loss carryforwards has been reported in the financial statements as the Company will probably continue to experience operating losses. It is currently unknown if the carryforwards will expire unused. With the significant change in ownership, the utilizability of this net operating loss will be substantially minimized for future periods.

Trade Accounts Receivable
The Company provides for losses which may be sustained in collection of accounts receivable. All receivables are considered collectible and no valuation allowance is considered necessary.

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.

Intangibles
Intangible assets consist of patents pending. Patent costs will be amortized using a straight-line method over seventeen years once a patent is granted.


Research and Development Costs
Costs of research and development are expensed as incurred.

Basic and Diluted Earnings Per Share
In December 1997, the Company adopted Statement of Financial Accounting Standards Statement (SFAS) No. 128, Earnings Per Share. Basic earnings per share is computed using the weighted average number of common shares outstanding. Diluted net loss per share is the same as basic net loss per share as the inclusion of common stock equivalents would be antidilutive.

ELITE LOGISTICS, INC.
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
February 29, 2000

NOTE 2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition
Revenues and cost of revenues are recognized when services and products are furnished or delivered. Product is directly shipped to consumers from the Company's contract manufacturer if ten or more units are ordered. Orders of less than ten units are shipped by the Company from a limited inventory of finished goods.

Derivative Instruments
In June 1998 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This new standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value.

At February 29, 2000 the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

Compensated Absences
Employees of the Company are entitled to paid vacation, paid sick days and personal days off depending on job classification, length of service, and other factors. The Company's policy is to recognize the cost of compensated absences when actually paid to employees as, currently, the amount cannot be reasonably estimated. If the amount were estimatible, currently it would not be recognized, as the amount would be deemed immaterial.

NOTE 3    INVESTMENTS

The Company's securities, which are bought and held principally for the purpose of sale in the near term, are classified as trading securities. The Company's securities, which were originally acquired by Summit Silver, Inc., are recorded at fair value on the balance sheet as current assets, with changes in fair value during the period included in earnings.

The Company's trading securities consist of common stock stated at fair value and are summarized as follows:

          Investment                              February 29,
                                                  2000

          Ashington Mining Company                $    600
          Sterling Mining Company                   21,200
          Royal Silver Mines, Inc.                   1,000
          Utah-Idaho Consolidated Uranium, Inc.      1,600
                                                  --------
                                                  $ 24,400
                                                  ========

ELITE LOGISTICS, INC.
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
February 29, 2000

NOTE 4    PATENT COSTS

The Company currently has two domestic and two foreign patent applications pending. The Company's patent applications relate to internet-enabled, global positioning system technology for the commanding, controlling, identification and routing of moving items.

The costs of patent applications are capitalized. The cost of patents are expected to be amortized over their statutory lives of seventeen years upon receipt of patent approval. At February 29, 2000, the Company had not received any patent approvals. There was no patent amortization expense recorded in 2000 or 1999.

NOTE 5    INVENTORY

Inventories are stated at the lower of cost or market, with cost being determined on a weighted average basis.

Inventories at February 29, 2000 and May 31, 1999 consist of the following for the dates shown:

                              2000           1999

          Finished goods      $   13,000     $      -
          Work in progress        26,000            -
          Raw materials          322,956        51,656
                              ----------     ---------
               Total          $  361,956     $  51,656
                              ==========     =========

NOTE 6    NOTES AND LEASE PAYABLES

Elite has a capital lease with Linc Monex Equipment, Inc. payable monthly at $460, including interest at 18%. The remaining capital lease payments are included in the schedule below.

Current maturities of long-term debt are as follows:


                         2000      $ 3,620
                         2001      $ 4,401
                         2002      $   123

NOTE 7    RELATED PARTY TRANSACTIONS

The Company has cash loans from its shareholders in the amounts of $44,001 and $51,101 at February 29, 2000 and May 31, 1999, respectively. The notes bear an interest rate of 5% annually, are unsecured, and due upon demand. Accrued salaries due to the shareholders amount to $53,355 and $250,753 at February 29, 2000 and May 31, 1999, respectively. In September 1999, the shareholders exchanged $244,500 in accrued salaries for 2,445 shares of preferred stock at $100 per share.

ELITE LOGISTICS, INC.
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
February 29, 2000

NOTE 8    MERGER AND ACQUISITION

On November 17, 1999, Elite Logistics Services, Inc. ("Elite") completed an acquisition agreement with Summit Silver, Inc. (SSI) subsequently to be known as Elite Logistics, Inc. (ELI). In late November 1999, SSI was renamed as Elite Logistics, Inc.

Under the terms of the agreement, SSI issued 10,400,000 shares of common stock in exchange for all of Elite's common stock. Immediately prior to the agreement and plan of recapitalization, Elite had 10,400,000 shares of common stock issued and outstanding. Elite will continue as a subsidiary of ELI.

As SSI was a nonoperating company with limited assets, the substance of the merger transaction is a capital transaction, rather than a business combination. The transaction is equivalent to the issuance of stock by Elite for the net assets of SSI, accompanied by a recapitalization. The accounting is identical to that resulting from a reverse acquisition, except that no goodwill or other intangibles is recorded. See Note 11.

In connection with this same transaction, all 2,445 shares of Elite's preferred stock were exchanged for an equivalent amount of SSI preferred stock, which conferred the same rights and provisions as the original shares of Elite's preferred stock. The exchange of the redeemable preferred stock resulted in no significant valuation adjustment in the allocation of value in the merger. Also, the 1,215,555 outstanding warrants in Elite were exchanged with SSI for warrants of the same terms and rights.

The income statement effect of the merger with SSI was the recognition of $2,800 of SSI's expenses in consolidated financial statements. The only substantial asset of SSI that was acquired was $24,400 of investments. The liabilities acquired by Elite in the acquisition totaled $10,247.

NOTE 9    REDEEMABLE PREFERRED STOCK

On September 15, 1999, the Company agreed to issue 2,445 shares of preferred stock with $100 par value. These shares are preferred as to dividends and liquidation. The cumulative dividends are currently payable at prime of 8.25% plus 2 which is 10.25%. The shares are required to be redeemed within one year. The preferred stock was issued in payment to existing stockholders for deferred compensation. As part of the acquisition of Summit Silver, Inc., these shares were traded for 2,445 shares of Summit's preferred stock at $.01 per value. (Note 8).

As of February 29, 2000, cumulative dividends have not been declared or paid.


The Corporation is required to redeem all issued and outstanding shares of series A preferred stock in September 15, 2000 at a redemption price of $100 per share. Prior to such time, the Corporation may redeem in whole or in part Series A preferred stock at the option of the board of directors. See
Note 8.  Total authorized shares of preferred stock is 10,000,000.

ELITE LOGISTICS, INC.
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
February 29, 2000

NOTE 10   COMMITMENTS AND CONTINGENCIES (continued)

Leases
ELI leases office space in Freeport, Texas on an annually renewable lease. The monthly rent is $1,700 and the lease term ends in December 1999. Subsequent to December 31, 1999, the Company has expanded its office space and renewed the lease for a three year term ending December 2002. The monthly lease payment will be $7,149, commencing May 1, 2000.

Distributorship Agreement
The Company has an exclusive agreement with a distributor to sell the company's Page Track system (which involves two-way pager service requirements). The agreement limits the market area. The distributor paid $100,000 and the Company recognized income of this amount as other income on its statement of operations at the time the agreement was signed in February 1999. Elite is required pay to the distributor 20% of net sales of air time less a 10% administration charge under the terms of the distributorship agreement. At February 1999 all material conditions relating to the sale of this distributorship agreement were substantially performed.

Employment Agreements
The Company has several employment agreements in place. These agreements are for unspecified terms and contain 12-18 month non-complete clauses for employees in the event that their job tenure with the Company is severed.

NOTE 11   COMMON STOCK

Elite Logistics Services, Inc. originally had 100 shares of no par stock issued. In September , 1999 the original 100 shares were split at 100,400 to 1 and converted to 10,040,000 shares of common stock. Also, in September 1999, the Company issued 320,000 shares of common stock to various investor groups in exchange for cash proceeds of $400,000. This issuance resulted in non-qualifying shareholders which then caused the termination of the Company's S election and resulted in the Company's conversion to a C Corporation. Also in November 1999, the Company issued 40,000 shares of common stock in settlement of a vendor payable of $50,000.

In January and February 2000, the Company issued 466,251 shares of common stock at $2.00 per share.

The interim financial statements have been retroactively restated for the 10,040,000 shares of common stock.

NOTE 12   WARRANTS

On September 20, 1999, the Board of Directors approved the issuance of a warrant to Vernor Investments to purchase up to 100,000 shares of the Company's common stock at 5% below the current market value at the time of purchase, exercisable from the date of issuance until September 30, 2000.

ELITE LOGISTICS, INC.
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
February 29, 2000

NOTE 12   WARRANTS (continued)

On November 10, 1999, the Board of Directors approved the issuance of a warrant to Forte Group LLC to purchase up to 1,115,555 shares of the Company's common stock at $1.25 per share from the date of issuance until September 30, 2002.

The fair value of each warrant granted is estimated on the grant date using the Black-Scholes Option Price Calculation. The following assumptions were made in estimating fair value. The risk-free interest rate is 5.5%, volatility is .5% and the expected life of the warrants is one to three years.

The fair market value of these warrants of 229,955 was recorded as consulting fees in pursuant to Financial Accounting Standard No. 123.

The following is a summary of warrants during the period ended February 29, 2000:

                                                       Weighted
                                                       Average
                                        Number         Exercise
                                        Of Shares      Price

Outstanding at May 31, 1999                    -       $   -
Granted                                 1,215,555        1.25
Exercised                                      -           -
Forfeited or expired                           -           -
                                        ---------      ------
Outstanding at February 29, 2000        1,215,555      $ 1.25
                                        =========      ======
Weighted average fair value of
Warrants granted from May 31, 1999
 to February 29, 2000                   $     .19
                                        =========

NOTE 13   YEAR 2000

Like other companies, Elite could be adversely affected if the computer systems it, its suppliers or customers use do not properly process and calculate date-related information and data from the period surrounding and including January 1, 2000. This is commonly known as the "Year 2000" issue. Additionally, this issue could impact non-computer systems and devices such as production equipment, elevators, etc. At this time there have been no known problems related to the Year 2000 issue.

The Company has reviewed its business and processing systems and believes that the majority of its systems are already year 2000 compliant or can be made so with software updates. Based on preliminary assessments, the Company regards the costs associated with Year 2000 readiness to be immaterial. All costs associated with the Year 2000 issue will be expensed as incurred.

ELITE LOGISTICS, INC.
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
February 29, 2000

NOTE 14   GOING CONCERN CONSIDERATION

As shown in the accompanying financial statements, the Company incurred a net loss of $975,161 for the period ended February 29, 2000. Management plans include raising several million dollars through a private placement in the first half of 2000 and, if successful in this endeavor, applying for a NASDAQ Smallcap listing. Management believes that these actions will assist the Company in reaching the point of profitability from operations and enable the Company to raise further capital from private placements or public offerings. If successful, these actions will serve to mitigate the factors which had raised substantial doubt about the Company's ability to continue as a going concern and increase the availability of resources for funding of the Company's current operations and future market development.

NOTE 15   INCOME TAXES

The Company elected to be taxed as a subchapter S corporation for tax purposes. An S Corporation makes no provision for tax purposes and passes all items of income, loss or tax preference to the individual shareholders. For the years ended December 31, 1998 and 1997, there are no provisions for taxes based upon the Company's effective S election.

On September 1, 1999, the Company sold shares of common stock to non-qualifying holders for an S Corporation. As of September 1, 1999, the Company's S election was terminated. The loss for the five months period ending May 31, 1999 of $64,093 is allocated to the S Corporation. The loss for the period from May 31, 1999 to August 31, 1999 is $162,613. The loss for the period from September 1, 1999 to February 29, 2000 is $812,548. The S Corporation period loss will be passed to the shareholders of record on August 31, 1999. The subsequent loss of $812,548 is the Company's net operating loss as of February 29, 2000. In compliance with financial accounting reporting standards, the accumulated losses of $706,208 from the S Corporation period were cancelled against the Company's additional paid in capital. The net operating loss acquired from Summit Silver of approximately $1,450,000 is not expected to be utilized by the Company because of the Internal Revenue Code limitations concerning ownership changes.

The Company has no significant book to tax differences in its assets and liabilities, which would give rise to deferred tax assets or liabilities. The Company may elect to file consolidated tax returns in the future as part of the merged entity to be known as Elite Logistics, Inc, formerly Summit Silver, Inc. See Note 9.

PART III

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

     Exhibit No.    Description

     3.1 *          Articles of Incorporation.

     3.2 *          Amended Articles of Incorporation.

     3.3 *          Amended Articles of Incorporation.

     3.4 *          Amended Articles of Incorporation.

     3.5 *          Amended Articles of Incorporation.

     3.6 *          Bylaws.

     4.1 *          Specimen Stock Certificate.

     10.1 *         Acquisition Agreement.

     10.2 *         Agreement between the Company and Motorola, Inc.

     10.3 *         Agreement between the Company and Motorola, Inc.

     10.4           Distribution Agreement.

     11.1 *         Computation of per share earnings.

     27.2 *         Financial Data Schedule

     99.1 *         Office Lease.

     99.2 *         Agreement between the Company and Vollmer Public
                    Relations.


*    Previously filed.

                               SIGNATURES

     In accordance with Section 12 of the Securities Ace of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized:

                              ELITE LOGISTICS, INC.


                              BY: /s/ Joseph D. Smith
                                  Joseph D. Smith, President

     KNOW ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Joseph D. Smith, as true and lawful attorney-in-fact and agent, with full power of substitution, for his and in his name, place and stead, in any all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, therewith, with the Securities and Exchange Commission, and to make any and all state securities law or blue sky filings, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intends and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or any substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Exchange Act of 1934, this Form 10SB/A-2 Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures               Title                              Date


/s/ Joseph D. Smith
Joseph D. Smith          President and a member of the      July 10, 2000
                         the Board of Directors
/s/ Richard L. Hansen
Richard L. Hansen        Chief Operating Officer and a      July 10, 2000
                         member of the Board of Directors

/s/ Thien K. Nguyen      Vice President and a member of     July 10, 2000
Thien K. Nguyen          the Board of Directors

/s/ Hanh H. Nguyen
Hanh H. Nguyen           Member of the Board of Directors   July 10, 2000


_______________________ Secretary and a member of the       July __, 2000
John P. Ryan            Board of Directors

/s/ Russell A. Naisbitt Treasurer, Chief Financial          July 10, 2000
Russell A. Naisbitt     Officer and a member of the
                        Board of Directors

/s/ Diana Smith         Member of the Board of Directors    July 10, 2000
Diana Smith